Form 10-K405, Exhibit 13
period 1998-09-25
AMERITRADE HOLDING CORP
filed 1998-12-21
CIK 1027401

SELECTED FINANCIAL DATA
in thousands, except per share and operating data

fiscal year ended                            Sept. 25, 1998    sept. 26, 1997   sept. 27, 1996    sept. 29, 1995   sept. 30, 1994
---------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME DATA:
Revenues:
   Commissions and clearing fees                    $85,644           $51,937          $36,470           $23,977          $20,386
   Interest revenue                                  66,716            36,623           22,518            16,297            9,856
   Equity income (loss) from investments              5,083             3,444            3,359               543             (575)
   Gain from sale of investments                        795                --               --               584               --
   Other                                              5,956             3,663            3,032             1,481            1,694
---------------------------------------------------------------------------------------------------------------------------------
     Total revenues                                 164,194            95,667           65,379            42,882           31,361
   Interest expense                                  29,279            18,429           11,040             7,862            3,912
---------------------------------------------------------------------------------------------------------------------------------
     Net revenues                                   134,915            77,238           54,339            35,020           27,449
Expenses excluding interest:
   Employee compensation and benefits                36,083            19,291           14,050             8,482            6,538
   Commissions and clearance                          5,762             3,320            2,531             2,517            1,717
   Communications                                    12,926             5,623            3,686             2,353            1,892
   Occupancy and equipment costs                     10,622             5,423            2,890             1,627            1,412
   Advertising                                       43,614            13,971            7,537             4,842            5,987
   Other                                             25,377             8,185            5,228             4,369            2,453
---------------------------------------------------------------------------------------------------------------------------------
     Total expenses excluding interest              134,384            55,813           35,922            24,190           19,999
---------------------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes                531            21,425           18,417            10,830            7,450
Provision for income taxes                              321             7,603            7,259             3,799            2,619
---------------------------------------------------------------------------------------------------------------------------------
Net income                                          $   210           $13,822          $11,158           $ 7,031          $ 4,831
---------------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per share                $  0.01           $  0.50          $  0.44           $  0.27          $  0.19
---------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding - basic          29,031            27,538           25,628            25,628           25,712
Weighted average shares outstanding - diluted        29,077            27,539           25,628            25,628           25,712


fiscal year ended                              sept. 24, 1993
-------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME DATA:
Revenues:
   Commissions and clearing fees                      $16,910
   Interest revenue                                     5,838
   Equity income (loss) from investments                 (240)
   Gain from sale of investments                           --
   Other                                                1,031
-------------------------------------------------------------
     Total revenues                                    23,539
   Interest expense                                     2,258
-------------------------------------------------------------
     Net revenues                                      21,281
Expenses excluding interest:
   Employee compensation and benefits                   5,368
   Commissions and clearance                            1,447
   Communications                                       1,289
   Occupancy and equipment costs                          970
   Advertising                                          3,928
   Other                                                2,015
-------------------------------------------------------------
     Total expenses excluding interest                 15,017
-------------------------------------------------------------
Income before provision for income taxes                6,264
Provision for income taxes                              2,119
-------------------------------------------------------------
Net income                                            $ 4,145
-------------------------------------------------------------
Basic and diluted earnings per share                  $  0.15
-------------------------------------------------------------
Weighted average shares outstanding - basic            27,432
Weighted average shares outstanding - diluted          27,432

fiscal year ended                                     sept. 25, 1998    sept. 26, 1997   sept. 27, 1996    sept. 29, 1995
----------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
   Average customer trades per day                            18,407             6,571            3,670             2,055
   Assets in customer accounts (in billions)               $    11.4          $    7.3         $    4.0          $    2.4
   Number of core accounts (1)                               306,000            98,000           52,000            38,000
   Net revenue per trade                                   $   29.20          $  46.65         $  58.76          $  67.09
   Pre-advertising operating expense per trade             $   19.65          $  25.27         $  30.69          $  37.07
   Operating margin (2)                                            0%               28%              34%               31%
   Pre-advertising operating margin (3)                           33%               46%              48%               45%
   Return on average equity (4)                                    0%               28%              44%               47%

fiscal year ended                                        sept. 30, 1994    sept. 24, 1993
-----------------------------------------------------------------------------------------
OPERATING DATA:
   Average customer trades per day                                1,519             1,220
   Assets in customer accounts (in billions)                  $     1.7           $   1.2
   Number of core accounts (1)                                   18,000            11,000
   Net revenue per trade                                      $   70.31           $ 69.22
   Pre-advertising operating expense per trade                $   35.89           $ 36.07
   Operating margin (2)                                              27%               29%
   Pre-advertising operating margin (3)                              49%               48%
   Return on average equity (4)                                      49%               69%


                                                      sept. 25, 1998    sept. 26, 1997   sept. 27, 1996    sept. 29, 1995
----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS DATA:
   Cash and segregated investments                         $ 527,982          $373,286         $191,436          $125,456
   Receivable from customers and correspondents, net         647,122           325,407          166,075           130,187
   Total assets                                            1,290,402           757,357          401,679           287,105
   Payable to customers and correspondents                 1,136,082           666,279          356,943           251,862
   Notes payable                                              11,000                --            4,853             7,097
   Stockholders' equity                                       84,572            66,989           30,662            19,504


                                                         sept. 30, 1994    sept. 24, 1993
-----------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS DATA:
   Cash and segregated investments                            $ 101,352           $53,787
   Receivable from customers and correspondents, net             99,627            86,281
   Total assets                                                 216,991           151,228
   Payable to customers and correspondents                      198,539           138,958
   Notes payable                                                     --                --
   Stockholders' equity                                          12,473             7,831

(1) Core accounts consist of open accounts in the Company's discount brokerage subsidiaries.
(2) Operating margin is computed by dividing income before provision for income taxes by net revenues.
(3) Pre-advertising operating margin is computed by dividing income before provision for income taxes plus advertising expenses by net revenues.
(4) Return on average equity is computed by dividing net income by stockholders' equity averaged on a quarterly basis. Fiscal 1994 was a 53-week year. All other periods presented are 52-week years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and Notes elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated in such forward looking statements. Factors that may cause such differences include, but are not limited to: the effect of customer trading patterns on Company revenues and earnings; computer system failures; risks associated with the Year 2000 computer systems conversions; the effects of competitors' pricing, product and service decisions and intensified competition; evolving regulation and changing industry customs and practices adversely affecting the Company; adverse results of litigation; changes in revenues and profit margin due to cyclical securities markets and interest rates; and a significant downturn in the securities markets over a short period of time or a sustained decline in securities prices and trading volumes.

OVERVIEW

Ameritrade Holding Corporation and its subsidiaries (collectively referred to as the "Company") provide securities brokerage and clearing execution services to their customers. The Company's primary subsidiaries include: its discount brokerage operating units: Ameritrade (Inc.), Accutrade, Inc. ("Accutrade"), and AmeriVest, Inc. ("AmeriVest"); its securities clearing firm, Advanced Clearing, Inc. ("Advanced Clearing"), formerly known as AmeriTrade Clearing, Inc.; and its development-stage on-line financial services company, OnMoney Financial Services Corporation ("OnMoney").
   The Company's primary focus is serving retail customers by providing products and services at prices that are significantly less than traditional full-commission securities brokers. Retail brokerage customers are able to trade securities through a variety of means, including the Internet. The Company provides its customers with investment news and information as well as educational services. The Company also provides clearing and execution services for both its own brokerage operations as well as for unaffiliated broker-dealers. During fiscal 1998, over 95 percent of the Company's net revenues were derived from its retail discount brokerage activities and clearing and execution services.
   The Company provides retail discount brokerage services under two separate operating subsidiaries, Ameritrade (Inc.) and Accutrade. At the end of fiscal 1998, the Company had approximately 306,000 core discount brokerage accounts which represents an increase of approximately 212 percent from the number of accounts at the end of fiscal 1997. The Company's average trading volume during the fourth quarter of fiscal 1998 increased to approximately 24,000 executed trades per day. This compares to approximately 9,000 and 3,500 trades executed per day during the fourth quarters of fiscal 1997 and 1996, respectively. The rapid increase in the number of accounts and trading activity is due in large part to an extensive national advertising campaign undertaken by the Company during fiscal 1998. The Company spent over $40 million in a nationwide advertising and promotion program for the Ameritrade (Inc.) brand during fiscal 1998. This program resulted in 225,000 new accounts and added a net $4 billion to assets in customer accounts during fiscal 1998, as well as significant brand awareness and press coverage. The Company plans to continue its extensive promotional activities and recently signed a two-year contract to have Ameritrade (Inc.) included as one of four featured brokerages on America Online.
   Retail customers have the ability to trade equity securities, options, mutual funds and bonds through the Internet, PC-based software, personal digital

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

assistant, touchtone telephone and facsimile as well as through a traditional registered representative. During the quarter ended September 25, 1998, approximately 80 percent of the trades executed by the Company were made electronically compared with approximately 50 percent of the trades made during the quarter ended September 26, 1997. Depending on the medium used by the customer, trades may be executed for as little as $8 regardless of the number of shares bought and sold. This represents considerable savings over the trading fees charged by traditional full-commission brokers. In addition to lower transaction costs, the Company's retail discount brokerage customers are able to access a broad range of services designed to meet their individual needs, including real-time quotes, investment news, research and information. The Company also strives to provide educational services in an effort to make investing understandable and interesting to investors of all ability levels. During fiscal 1998, the Company released "Darwin(TM): Survival of the Fittest," the first interactive CD-ROM-based options trading simulator. Darwin includes a comprehensive options tutorial that is designed to allow investors to learn basic and advanced option trading strategies, trade fictional equities and options, formulate investment strategies, track performance and compete against other players. Darwin is available at no cost through the Darwin web site (http://darwin.ameritrade.com).
   The market for discount brokerage services, particularly electronic brokerage services, is new, rapidly evolving, intensely competitive, and has few barriers to entry. The Company has seen a dramatic increase in competition during 1998 and expects competition to continue and intensify in the future. The Company encounters direct competition from approximately 100 other discount brokerage firms, many of which provide electronic brokerage services. These competitors include such discount brokerage firms as Charles Schwab & Co., Inc., Fidelity Brokerage Services, Inc., National Discount Brokers Group, Inc., Quick & Reilly, Inc., Waterhouse Securities, Inc., and E*Trade Group, Inc. The Company also encounters competition from established full-commission brokerage firms as well as financial institutions, mutual fund sponsors, and other organizations, some of which provide electronic brokerage services.
   The Company believes that the discount brokerage market is currently impacted by four significant trends that may affect its financial condition and results of operations. First, commissions charged to customers of discount brokerage services have steadily decreased over the past several years. Although decreased commissions have had a negative effect on the Company's commission and clearing fees revenue per trade, the Company's experience to date indicates that decreased commissions result in increased account activity and increased commission and clearing fees revenue in the aggregate. Second, technology has increased in importance as delivery channels such as the Internet have become more prevalent. Of the approximately 80 percent of the Company's transactions which were generated through electronic mediums during the quarter ended September 25, 1998, approximately 72 percent were placed over the Internet. The Company expects that increased use of electronic mediums will decrease operating expenses per trade. Third, the effects of price competition and required investment in technology have resulted in some consolidation in the market. Finally, the intense advertising and promotional efforts of the Company and its major competitors are making it increasingly difficult for new entrants to make a competitive impact without substantial financial resources to invest in building a brand.
   As a consequence of the rapid growth in customer accounts and trading volumes during fiscal 1998, the Company experienced certain isolated problems with its computer system. These problems occurred during periods of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

unexpectedly high trading activity. The system outages created delays in processing customer orders and in confirming executed transactions back to the customer. The Company continues to upgrade and enhance its operating systems in an attempt to eliminate service disruptions in the future. However, there can be no assurance that service disruptions will not occur in the future.

RESULTS OF OPERATIONS
NET REVENUES
The Company's largest sources of revenues continue to be commissions earned from its discount brokerage activities and associated brokerage commissions, securities transaction clearing fees, and payment for order flow. For the years ended September 25, 1998, September 26, 1997, and September 27, 1996, 63 percent, 67 percent, and 67 percent, respectively, of the Company's net revenues were derived from commissions and clearing fees. Clearing services include the confirmation, receipt, settlement, delivery, and record-keeping functions involved in the processing of securities transactions. Commissions and clearing fees totaled $85.6 million in fiscal 1998, compared to $51.9 million in fiscal 1997 and $36.5 million in fiscal 1996. This represents a 135 percent increase between fiscal 1996 and fiscal 1998. The increase was primarily attributable to an increase in the number of transactions processed as average trades per day increased over 400 percent between fiscal 1996 and fiscal 1998 in line with the growth in the customer base. Offsetting the growth in trades per day is the decrease in commissions and clearing fees per trade by 53 percent between fiscal 1996 and fiscal 1998 from an average of $39 per trade to an average of $19 per trade in 1998. The Company expects average commission and clearing fees per trade to continue to decrease due to competitive pressures and the greater anticipated number of low-commission Internet trades. However, the Company believes the rate of decline in average commission rates will be lower than the rate of decline experienced over the past two years.
   The Company has arrangements with several execution agents to receive cash payments in exchange for routing trade orders to these firms for execution (payment for order flow). The revenues generated by the Company under these arrangements totaled $10.9 million, or 8 percent of net revenues for the fiscal year ended September 25, 1998; $9.1 million, or 12 percent of net revenues for the fiscal year ended September 26, 1997; and $8.1 million or 15 percent of net revenues for the fiscal year ended September 27, 1996. As stated above, payment for order flow is a component of the commission and clearing fees revenue line. The majority of these revenues were received from execution agents owned by Knight/Trimark, a market maker in over-the-counter equity securities for those securities traded in the Nasdaq stock market, the OTC Bulletin Board, and those listed on the New York and American Stock Exchanges. As of September 25, 1998, the Company owned approximately 3.95 million shares (approximately 7.7 percent) of the common stock of Knight/Trimark Group, Inc. ("Knight/Trimark"). Although this practice of receiving payments for order flow is widespread in the securities industry, it has come under increased regulatory scrutiny in recent years. Furthermore, competition between execution agents has narrowed the spread between bid and ask prices, which has made it less profitable for execution agents to offer order flow payments to brokers such as the Company's operating units. The Company expects such payments to decrease as competition increases. The Company also believes that the narrowing of spreads will create better trade executions for its customers, and that superior trade execution will tend to increase the activity in customer accounts. Nevertheless, there can be no assurance that the loss of any significant portion of these revenues will not have a material adverse effect

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

on the Company's business, financial condition, and operating results.
   The other principal source of revenue is net interest revenue. Net interest revenue is the difference between interest revenue and interest expense. Interest revenue is generated by charges to customers on debit balances maintained in brokerage accounts and the investment of cash from operations and cash segregated in compliance with federal regulations in short-term marketable securities. Interest expense consists of amounts paid or payable to customers based on credit balances maintained in brokerage accounts, as well as costs related to notes payable, letters of credit, and lines of credit with financial institutions. Net interest revenue increased to $37.4 million in fiscal 1998 from $18.2 million in fiscal 1997 and from $11.5 million in fiscal 1996. This increase was due primarily to an increase of 187 percent in cash and investments segregated in compliance with federal regulations, an increase of 271 percent in customer and correspondent broker-dealer receivables partially offset by an increase of 221 percent in amounts payable to customers and correspondent broker-dealers in fiscal 1998 over fiscal 1996. The Company generally expects net interest revenue to grow as the account base grows.
   Equity income from investments primarily consisted of the Company's share of income from its partnership interests in Roundtable Partners LLC ("Roundtable," the predecessor to Knight/Trimark) and Comprehensive Software Systems, Inc. ("CSS"). Equity income from investments increased from $3.4 million in each of fiscal 1996 and fiscal 1997 to $5.1 million in fiscal 1998 primarily due to the greater income generated by Roundtable. In July 1998, Roundtable was reorganized into Knight/Trimark and conducted a public stock offering. The Company sold a portion of its interest in CSS during fiscal 1998. In each case, the Company owns less than 10 percent of the voting equity of these entities. As a result of these transactions, the Company began accounting for its investment in Knight/ Trimark as a marketable equity security held available-for-sale and for its investment in CSS on the cost method rather than the equity method. The Company no longer has any investments accounted for under the equity method and, accordingly, no equity income from investments is currently anticipated for periods after fiscal 1998.
   Other revenues increased to $6.0 million in fiscal 1998 from $3.7 million in fiscal 1997 and $3.0 million in fiscal 1996. The increase is due primarily to an increase in marketing fees and service fees paid to the Company by mutual funds as more customer mutual fund assets are held by the Company.

EXPENSES EXCLUDING INTEREST
Employee compensation and benefits expense includes salaries, bonuses, group insurance, contributions to benefit programs, recruitment, and other related employee costs. Employee compensation and benefits expense increased to $36.1 million in fiscal 1998 from $19.3 million in fiscal 1997 and $14.0 million in fiscal 1996, due primarily to an increase in full-time equivalent employees. As of September 25, 1998, the Company employed 985 full-time equivalent employees versus 412 on September 26, 1997 and 334 on September 27, 1996. The increase in employees was necessary to accommodate the dramatic growth in trading volume following the Company's advertising campaign in early fiscal 1998. The Company expects employment expenses to increase at a slower rate than net revenues in fiscal 1999.
   Commissions and clearance costs include fees paid to stock and option exchanges for trade executions, as well as settlement and depository costs associated with its securities clearing activities. This expense increased to $5.8 million in fiscal 1998 from $3.3 million in fiscal 1997 and $2.5 million in fiscal 1996. The 128 percent increase between fiscal 1996 and fiscal 1998 is

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

due primarily to the 400 percent increase in transaction processing volume over the same period, offset by efforts that the Company has undertaken to reduce execution, clearance, settlement, and depository costs with outside entities and the economies of scale associated with these activities.
   Communications expense includes telephone, postage, news and quote costs. Communications expense was $12.9 million in fiscal 1998, compared to $5.6 million in fiscal 1997 and $3.7 million in fiscal 1996. The 251 percent increase between fiscal 1996 and fiscal 1998 is primarily a result of the 400 percent increase in transaction processing volume between fiscal 1996 and fiscal 1998. Communication expenses are expected to continue to increase at a slower rate than transactions processed as the low cost Internet becomes the Company's predominant communication channel with its customers.
   Occupancy and equipment costs include the costs of leasing and maintaining the Company's office spaces and the lease expenses on computer equipment and other fixed assets. Occupancy and equipment expense was $10.6 million in fiscal 1998, $5.4 million in fiscal 1997, and $2.9 million in fiscal 1996. This increase was due primarily to the lease of equipment and additional office space. In fiscal 1998, the Company added 132,000 square feet of additional space; in fiscal 1997, the Company added approximately 50,000 square feet of additional space.
   Advertising costs constituted a larger portion of the Company's operating costs, increasing from $7.5 million (14 percent of net revenues) in fiscal 1996, to $14.0 million (18 percent of net revenues) in fiscal 1997 to $43.6 million (32 percent of net revenues) in fiscal 1998. The increase in advertising expenditures in fiscal 1998 was principally related to the Company's efforts to build brand awareness for its Ameritrade (Inc.) brand and was primarily responsible for the significant increase in the number of customer accounts and account assets realized by the Company during fiscal 1998.
   Other operating expenses include professional service fees, provision for losses, customer execution price adjustments, amortization of goodwill, travel expenses and other miscellaneous expenses. In addition, the Company's costs related to the processing of customer confirmations, statements and other communications are included in this category. Other expenses increased to $25.4 million in fiscal 1998 from $8.2 million in fiscal 1997 and $5.2 million in fiscal 1996. The increase is primarily a result of increased confirmation and statement processing costs associated with the increase in transaction processing volume and increased consulting services to assist the Company in operational effectiveness and market research. To a lesser extent, increases in trade errors related to the growth in transactions processed and to customer execution price adjustments largely caused by system outages, particularly in the fourth quarter of fiscal 1998, and increases in the provision for losses related to market volatility experienced in the fourth quarter of fiscal 1998 also contributed to the growth in other expenses.
   Income tax expense was $0.3 million in fiscal 1998, $7.6 million in fiscal 1997, and $7.3 million in fiscal 1996. The effective tax rate dropped from 39 percent in fiscal 1996 to 35 percent in fiscal 1997 as a result of the Company's participation in economic development tax incentive programs offered by the State of Nebraska. The effective rate increased to 60 percent in fiscal 1998 due to the impact of non-deductible goodwill on a relatively small base of pre-tax income. The Company expects to continue to benefit from the state of Nebraska tax incentive programs in fiscal 1999.

IMPLEMENTATION OF NEW ACCOUNTING PRONOUNCEMENTS
See Note 1 to the Consolidated Financial Statements for a discussion of recently issued accounting pronouncements and their effect on the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES
The Company anticipates that its primary needs for capital and liquidity during fiscal 1999 will be to fund advertising costs, equipment costs, lease commitments and research and development costs. Advertising costs during fiscal 1999 are anticipated to exceed the advertising expenditures in fiscal 1998. These costs include the continued national advertising campaign for the Company's Ameritrade (Inc.) brand, as well as the costs of a marketing agreement entered into by Ameritrade (Inc.) with America Online. The Company will pay America Online $12.5 million annually over the two year term of this agreement to be one of four brokerages featured on America Online. The Company expects to spend between $6 million and $10 million during fiscal 1999 on hardware and software upgrades to its computer systems to meet anticipated increases in trading volumes. In addition, the Company anticipates expenditures between $4 million and $6 million during fiscal 1999 primarily for the purchase of office, computer and operating equipment. Lease commitments for operating equipment and facilities during fiscal 1999 are expected to equal approximately $7 million with an aggregate commitment of approximately $40.5 million through fiscal 2018. In addition, the Company plans to spend approximately $10 million on continuing research and development activities during the upcoming fiscal year.
   The Company expects to finance its capital and liquidity needs during fiscal 1999 from its operating cash flow and borrowings under a $50 million revolving credit facility with a bank group described below (see "bank loan agreements"). Dividends from subsidiaries are another source of liquidity. Certain of the Company's subsidiaries are subject to the requirements of the SEC and the NASD relating to liquidity, capital standards, and the use of customer funds and securities, as well as credit agreement provisions, which limit funds available for the payment of dividends to the parent company.

OPERATING CASH FLOW
Cash used in operating activities was $35.9 million in fiscal 1998, compared to cash generated from operations of $23.8 million in fiscal 1997 and $20.9 million in fiscal 1996. The increase in cash used during fiscal 1998 was attributable to the substantial increase in advertising expenditures during the fiscal year.
   Cash used in investing activities was $4.0 million in fiscal 1998, compared to $3.7 million in fiscal 1997 and $4.7 million in fiscal 1996. Uses of cash in fiscal 1998 and fiscal 1997 were primarily related to purchases of property and equipment, offset by cash distributions received from Knight/Trimark and CSS. Uses of cash in fiscal 1996 related primarily to purchases of property and equipment and additional investments in Knight/Trimark and CSS, offset by cash distributions received from Knight/Trimark.
   Cash provided by financing activities was $10.8 million in fiscal 1998, compared to $17.7 million in fiscal 1997 and to cash used in financing activities of $2.2 million in fiscal 1996. The cash provided by financing activities in fiscal 1998 consisted of proceeds from the Company's revolving credit agreement with a bank (see "bank loan agreements"), offset by payments on the principal on the revolving credit loan. The increase in fiscal 1997 over fiscal 1996 was attributable to the net proceeds of $22.5 million from the initial public offering in March 1997, offset by principal payments on notes payable.

BANK LOAN AGREEMENTS
The Company entered into a revolving credit agreement with a bank group on January 16, 1998. The revolving credit agreement permits borrowings up to $50 million through June 30, 1999 with permissible borrowings declining $2.5 million quarterly to $35 million at maturity on December 31, 2000. The revolving credit agreement is collateralized by the common stock of the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company's subsidiaries, as well as all tangible and intangible assets of the Company. Borrowings under the revolving credit agreement bear interest at prime rate less 0.75 percent (7.75 percent at September 25, 1998). The Company pays a maintenance fee of 0.25 percent of the unused borrowings through the maturity date. The Company had outstanding indebtedness under the revolving credit agreement of $11.0 million at September 25, 1998. The revolving credit agreement contains certain restrictions, including restrictions on the payment of cash dividends and additional borrowings.
   A letter of credit in the amount of $44 million as of September 25, 1998, has been issued by a financial institution on behalf of Advanced Clearing, a wholly-owned subsidiary of the Company which acts as a securities clearing firm. The letter of credit has been issued to support margin requirements. Advanced Clearing pays a maintenance fee of 0.5 percent of the committed amount for the letter of credit. As of September 25, 1998, no amounts were outstanding under the credit facility. In addition, the same financial institution may make loans to Advanced Clearing if requested under a note. Advanced Clearing has pledged customer securities, the amount of which fluctuates from time to time, to secure its obligations under the letter of credit and the note.

YEAR 2000
The Company relies heavily on computerized information technology systems ("IT") for its business operations. In particular, securities trading information moves to and from the Company's IT system to those operated by stock exchanges, broker-dealers, clearinghouses and other trading partners on a real-time basis with little human intervention. The Company's business operations are also dependent on a variety of non-IT systems that contain embedded circuitry such as telephone equipment, security and alarm systems, copiers, fax machines, mail room equipment, heating and air conditioning systems and other infrastructure systems. In addition, the Company has business relationships with a variety of third parties whose ability to interface with the Company's IT systems or otherwise perform their obligations to the Company depends on such systems and equipment. Some or all of these systems and equipment may be affected by the so-called "Year 2000 problem" which is the potential inability of certain computer programs and embedded circuitry to correctly recognize dates occurring after December 31, 1999. The Company has adopted a plan to deal with this "Year 2000 problem" with respect to its IT and non-IT systems and third party business relationships.

STATE OF READINESS
The Company has hired a Year 2000 Project Manager who has assembled a working group that is responsible for the Company's Year 2000 remediation effort. In general, this effort consists of (i) preparing an inventory of IT and non-IT systems and assessing the need for remediation of such systems, (ii) determining the status of Year 2000 remediation of third parties with which the Company has material business relationships, (iii) remediation of the Company's IT and non-IT systems and (iv) testing. The Company has completed approximately 66 percent of the inventory and assessment phase of its Year 2000 program. The Company has been in the process of a planned upgrade of many components of its IT system and as this process is completed, the Company's IT systems are expected to become Year 2000 compliant. The Company expects this to occur by June 30, 1999. The Company is reviewing its non-IT systems along with the providers that service and maintain these systems, with initial emphasis being placed on those, such as telephone systems, which have been identified as necessary to the Company's ability to conduct the operation of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


its business activities. The Company expects that any necessary modification or replacement of these non-IT systems will be accomplished by January 1999.
   The Company plans to conduct testing of IT and non-IT systems as remediation work is completed. In particular, the IT systems will undergo an industry-wide simulation test of the trading cycle, that will test not only the Company's internal IT system, but also key interfaces with third parties in the securities industry. While the test is designed to simulate actual trading activity, it will not be as voluminous as a "normal" cycle, nor will it test the Leap Year anomaly.
   Notwithstanding the Company's efforts to anticipate and remediate Year 2000 problems, there can be no assurance that the inventory and assessment will discover all potential Year 2000 problems or that testing will reveal unanticipated material problems with the Company's IT systems and non-IT systems that will need to be resolved.
   The Company has no control over the remediation efforts of third parties with which it has material business relationships and the failure of certain of these third parties to successfully remediate their Year 2000 issues could have a material adverse effect on the Company. Accordingly, the Company has undertaken the process of contacting each material third party. Such parties include, but are not limited to, various brokers-dealers, Internet partners, and market makers. The Company has received initial compliance documentation from certain of these third parties that their ability to perform their obligations to the Company are not expected to be materially adversely affected by the Year 2000 problem. The Company will conduct in-house testing of third party systems when those systems are available. The Company will continue to request updated information from these material third parties in order to assess their Year 2000 readiness.

COSTS TO ADDRESS YEAR 2000 COMPLIANCE
Costs associated with Year 2000 compliance consist primarily of salaries of the Year 2000 Project Manager and other staff assigned to the Year 2000 working group, software used to assess the Company's systems, and consulting fees. Additional costs will be incurred in connection with replacing non-IT systems as necessary, polling of third-party readiness and testing. All remediation to the Company's IT system were made as part of scheduled upgrades and, therefore, have not been included in the costs of Year 2000 compliance. Costs associated with the Company's Year 2000 program have been minimal to date and are not expected to exceed a total of $1 million. Accordingly, the costs associated with addressing the Company's Year 2000 issues are not expected to have a material effect on the Company's results of operations, financial position or cash flow.

YEAR 2000 RISKS
Based on currently available information, the Company does not believe that there will be any protracted systemic failures of the IT or non-IT systems utilized by it in connection with the operation of its business. The Company believes that the most reasonably likely worst-case scenario will be that there will be a temporary interruption or reduction in trading volume capability due to a combination of interface breakdowns, utilities disruptions or communications degradations. If such an interruption or reduction occurs, it will result in loss of revenues and, depending on the extent of such disruption, may cause the Company to lose accounts. The Company cannot estimate the magnitude of any such loss of revenue at this time, but it could be material.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONTINGENCY PLANS
The Company is currently developing contingency plans as part of an overall business continuity/disaster recovery project. This plan is expected to be complete by December 31, 1998.
   All forecasts, estimates or other statements in this report relating to the Year 2000 readiness of the Company are based on information and assumptions about future events. Such "forward-looking statements" are subject to various known and unknown risks and uncertainties that may cause actual events to differ from such statements. Important factors upon which the Company's Year 2000 forward-looking statements are based include, but are not limited to, (a) the belief of the Company that the upgraded software used in IT systems is already able to correctly read and interpret dates after December 31, 1999 and will require little or no remediation; (b) the ability to identify, repair or replace mission critical non-IT equipment in a timely manner, (c) third parties' remediation of their internal systems to be Year 2000 ready and their willingness to test their systems interfaces with those of the Company, (d) no third party system failures causing material disruption of telecommunications, data transmission, payment networks, government services, utilities or other infrastructure, (e) no unexpected failures by third parties with which the Company has a material business relationship and (f) no material undiscovered flaws in the Company's Year 2000 inventory and assessment process.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates and market prices. The Company has established policies, procedures and internal processes governing its management of market risks in the normal course of its business operations.
   As a fundamental part of its brokerage business, the Company holds short-term interest earning assets, mainly funds required to be segregated in compliance with federal regulations for customers totaling $503,455,354 at September 25, 1998. The Company invests such funds primarily in short-term fixed-rate U.S. Treasury Bills and repurchase agreements. The Company's interest earning assets are financed by short-term interest bearing liabilities totaling $1,136,082,337 at September 25, 1998 in the form of customer cash balances. Additionally, at September 25, 1998, the Company had $11,000,000 outstanding in notes payable under a floating interest rate arrangement. The Company earns a net interest spread on the difference between amounts earned on customer margin loans and amounts paid on customer credit balances. Since the Company establishes the rate paid on customer cash balances, a substantial portion of its interest rate risk is under the direct management of the Company. The Company generally moves rates earned on loans in lockstep with rates paid on credit balances to maintain a consistent net interest spread, and, therefore, does not anticipate that changes in interest rates will have a material effect on the Company's earnings and cash flows.
   The Company holds a marketable equity security at September 25, 1998, which is recorded at fair value of $29,454,879 ($17,522,615 net of tax) and has exposure to market price risk. This risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in prices quoted by the stock exchanges and amounts to approximately $3,000,000. Actual results may differ.
   The Company's revenues and financial instruments are denominated in U.S. dollars and the Company does not invest in or intend to invest in derivative financial instruments or derivative commodity instruments.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Ameritrade Holding Corporation and Subsidiaries
Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of Ameritrade Holding Corporation and its subsidiaries (collectively, the "Company") as of September 25, 1998 and September 26, 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 25, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ameritrade Holding Corporation and its subsidiaries as of September 25, 1998 and September 26, 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 25, 1998, in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche

Deloitte & Touche LLP
Omaha, Nebraska
October 27, 1998

CONSOLIDATED BALANCE SHEETS
as of september 25, 1998 and september 26, 1997

                                                                                                      1998               1997
-----------------------------------------------------------------------------------------------------------------------------
assets
Cash and cash equivalents                                                                   $   24,526,935      $  53,522,447
Cash and investments segregated in compliance with federal regulations                         503,455,354        319,763,921
Receivable from brokers, dealers, and clearing organizations                                    25,732,164         17,823,640
Receivable from customers and correspondents - net of allowance for
   doubtful accounts: 1998 - $1,039,788; 1997 - $249,949                                       647,121,854        325,407,147
Furniture, equipment and leasehold improvements - net of accumulated depreciation and
   amortization: 1998 - $6,728,212; 1997 - $3,732,790                                           26,116,333          8,709,923
Goodwill - net of accumulated amortization                                                       5,983,761          6,346,763
Investments                                                                                     30,760,729         12,597,972
Deferred income taxes                                                                                   --             39,314
Other assets                                                                                    26,704,546         13,145,616
-----------------------------------------------------------------------------------------------------------------------------
     Total assets                                                                           $1,290,401,676       $757,356,743
-----------------------------------------------------------------------------------------------------------------------------


                                                                                                    1998                1997
----------------------------------------------------------------------------------------------------------------------------
liabilities and stockholders' equity
Liabilities:
   Payable to brokers, dealers and clearing organizations                                 $   11,765,785        $  1,404,999
   Payable to customers and correspondents                                                 1,136,082,337         666,279,440
   Accounts payable and accrued liabilities                                                   30,716,987          19,252,931
   Notes payable to bank                                                                      11,000,000                  --
   Income taxes payable                                                                        1,331,170           3,430,279
   Deferred income taxes                                                                      14,933,313                  --
----------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                     1,205,829,592         690,367,649
----------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies
Stockholders' equity:
   Preferred stock, $1 par value; authorized 3,000,000 shares, none issued                            --                  --
   Common stock, $0.01 par value:
     Class A - 60,000,000 shares authorized; 26,306,846 shares issued                            263,068             263,068
     Class B - 6,000,000 shares authorized; 2,728,800 shares issued and outstanding               27,288              27,288
----------------------------------------------------------------------------------------------------------------------------
     Total common stock                                                                          290,356             290,356
Additional paid-in capital                                                                    23,135,653          23,152,328
Retained earnings                                                                             43,756,848          43,546,410
Treasury stock - Class A shares at cost (9,442 shares at September 25, 1998)                    (133,388)                 --
Net unrealized investment gain                                                                17,522,615                  --
----------------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                               84,572,084          66,989,094
----------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                $1,290,401,676        $757,356,743
----------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
for the years ended september 25, 1998, september 26, 1997 and september 27,
1996


                                                                                           1998             1997            1996
--------------------------------------------------------------------------------------------------------------------------------
Revenues:
   Commissions and clearing fees                                                    $85,644,433      $51,936,902     $36,469,561
   Interest revenue                                                                  66,716,234       36,622,800      22,517,655
   Equity income from investments                                                     5,083,172        3,443,807       3,358,871
   Gain from sale of investment                                                         794,634               --              --
   Other                                                                              5,955,534        3,663,685       3,032,443
--------------------------------------------------------------------------------------------------------------------------------
     Total revenues                                                                 164,194,007       95,667,194      65,378,530
   Interest expense                                                                  29,278,536       18,428,854      11,039,777
--------------------------------------------------------------------------------------------------------------------------------
     Net revenues                                                                   134,915,471       77,238,340      54,338,753
Expenses excluding interest:
   Employee compensation and benefits                                                36,082,707       19,290,808      14,049,642
   Commissions and clearance                                                          5,762,336        3,320,262       2,530,642
   Communications                                                                    12,926,154        5,623,468       3,685,535
   Occupancy and equipment costs                                                     10,621,551        5,422,839       2,889,654
   Advertising                                                                       43,613,779       13,970,834       7,537,265
   Other                                                                             25,377,918        8,185,016       5,228,422
--------------------------------------------------------------------------------------------------------------------------------
     Total expenses excluding interest                                              134,384,445       55,813,227      35,921,160
--------------------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes                                                531,026       21,425,113      18,417,593
Provision for income taxes                                                              320,588        7,602,964       7,259,248
--------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                          $   210,438      $13,822,149     $11,158,345
--------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                            $      0.01      $      0.50     $      0.44
Diluted earnings per share                                                          $      0.01      $      0.50     $      0.44
Weighted average shares outstanding - basic                                          29,031,327       27,537,778      25,627,646
Weighted average shares outstanding - diluted                                        29,077,455       27,538,907      25,627,646

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
for the years ended september 25, 1998, september 26, 1997 and september 27,
1996




                                                                                  Common Stock                 Additional
                                                                  ---------------------------------------         Paid-In
                                                    Total         Class A         Class B           Total         Capital
------------------------------------------------------------------------------------------------------------------------------
Balance, September 29, 1995                   $19,503,719        $265,968         $49,896        $315,864     $   785,804

   Net income                                  11,158,345              --              --              --              --
   Retirement of treasury stock                        --         (36,980)        (22,608)        (59,588)       (104,277)
------------------------------------------------------------------------------------------------------------------------------
Balance, September 27, 1996                    30,662,064         228,988          27,288         256,276         681,527

   Net income                                  13,822,149              --              --              --              --
   Issuance of 8,000 shares from
     compensation plans                            33,750              80              --              80          33,670
   Issuance of 3,400,000 shares from
     initial public offering                   22,471,131          34,000              --          34,000      22,437,131
------------------------------------------------------------------------------------------------------------------------------
Balance, September 26, 1997                    66,989,094         263,068          27,288         290,356      23,152,328

   Net income                                     210,438              --              --              --              --
   Purchase of treasury stock                    (286,375)             --              --              --              --
   Reissuance of treasury stock                   136,312              --              --              --         (16,675)
   Net unrealized investment gain              17,522,615              --              --              --              --
------------------------------------------------------------------------------------------------------------------------------
Balance, September 25, 1998                   $84,572,084        $263,068         $27,288        $290,356     $23,135,653
------------------------------------------------------------------------------------------------------------------------------


                                                                                       Net
                                                                                Unrealized
                                                  Retained        Treasury      Investment
                                                  Earnings           Stock            Gain
------------------------------------------------------------------------------------------
Balance, September 29, 1995                    $19,839,450    $ (1,437,399)    $        --

   Net income                                   11,158,345              --              --
   Retirement of treasury stock                 (1,273,534)      1,437,399              --
------------------------------------------------------------------------------------------
Balance, September 27, 1996                     29,724,261              --              --

   Net income                                   13,822,149              --              --
   Issuance of 8,000 shares from
     compensation plans                                 --              --              --
   Issuance of 3,400,000 shares from
     initial public offering                            --              --              --
------------------------------------------------------------------------------------------
Balance, September 26, 1997                     43,546,410              --              --

   Net income                                      210,438              --              --
   Purchase of treasury stock                           --        (286,375)             --
   Reissuance of treasury stock                         --         152,987              --
   Net unrealized investment gain                       --              --      17,522,615
------------------------------------------------------------------------------------------
Balance, September 25, 1998                    $43,756,848    $   (133,388)    $17,522,615
------------------------------------------------------------------------------------------



                                                                              75
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended september 25, 1998, september 26, 1997 and september 27,
1996


                                                                                          1998              1997            1996
--------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                         $210,438       $13,822,149     $11,158,345
   Adjustments to reconcile net income to net cash from operating activities:
   Depreciation and amortization                                                     2,999,017         1,693,487       1,048,692
   Provision for losses                                                                815,000            59,000         148,014
   Deferred income taxes                                                             3,769,643           405,064        (358,139)
   Equity income from investments                                                   (5,083,172)       (3,443,807)     (3,358,871)
   Gain from sale of investment                                                       (794,634)               --              --
   Amortization of goodwill                                                            363,002           363,002         363,002
   Changes in operating assets and liabilities:
     Cash and investments segregated in compliance with federal regulations       (183,691,433)     (144,095,424)    (51,977,699)
     Receivable from brokers, dealers and clearing organizations                    (7,908,524)       (2,726,778)     (5,080,870)
     Receivable from customers and correspondents                                 (322,529,707)     (159,391,092)    (36,035,750)
     Other assets                                                                  (13,558,930)       (7,132,072)       (658,027)
     Payable to brokers, dealers and clearing organizations                         10,360,786           211,520      (1,664,200)
     Payable to customers and correspondents                                       469,802,897       309,336,470     105,080,587
     Accounts payable and accrued liabilities                                       11,464,056        12,031,923       1,999,534
     Income taxes payable                                                           (2,099,109)        2,623,568         244,342
--------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) operating activities                         (35,880,670)       23,757,010      20,908,960
--------------------------------------------------------------------------------------------------------------------------------


                                                                                          1998            1997              1996
--------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Acquisition of subsidiary                                                                --              --          (188,953)
   Purchase of furniture, equipment and leasehold improvements                     (20,405,427)     (6,657,232)       (1,104,124)
   Purchase of investments                                                          (1,652,740)       (659,613)       (6,272,361)
   Distributions received from investments                                          12,264,993       3,663,231         2,902,004
   Proceeds from sale of investments                                                 5,828,395              --                --
--------------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                        (3,964,779)     (3,653,614)       (4,663,434)
--------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Issuance of Class A common stock                                                         --          33,750                --
   Proceeds from initial public offering, net of offering costs                             --      22,471,131                --
   Proceeds from notes payable                                                      22,500,000              --                --
   Principal payments on notes payable                                             (11,500,000)     (4,853,000)       (2,244,000)
   Purchase of treasury stock                                                         (286,375)             --                --
   Reissuance of treasury stock                                                        136,312              --                --
--------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) financing activities                          10,849,937      17,651,881        (2,244,000)
--------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                               (28,995,512)     37,755,277        14,001,527
Cash and cash equivalents at beginning of year                                      53,522,447      15,767,170         1,765,643
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $24,526,935     $53,522,447       $15,767,170
--------------------------------------------------------------------------------------------------------------------------------
Supplemental cash flow information:
   Interest paid                                                                   $28,258,819     $17,623,539       $11,025,779
   Income taxes paid (refunds received)                                            $(1,418,800)    $ 4,525,078       $ 7,342,359
Supplemental investing activities:
   Unrealized investment gain, net of deferred taxes of $11,202,984                $17,522,615     $        --       $        --
Noncash financing activities:
   Retirement of treasury stock                                                    $        --     $        --       $ 1,437,399

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the years ended september 25, 1998, september 26, 1997 and september 27,
1996

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Ameritrade Holding Corporation and its wholly-owned subsidiaries (collectively, the "Company"): Advanced Clearing, Inc. ("Advanced Clearing"), formerly known as AmeriTrade Clearing, Inc.; Accutrade, Inc. ("Accutrade"); Ameritrade (Inc.), formerly known as Ceres Securities, Inc.; AmeriVest, Inc. ("AmeriVest"), formerly known as All American Brokers, Inc.; K. Aufhauser & Company ("Aufhauser"); and OnMoney Financial Services Corporation ("OnMoney"). All significant intercompany balances and transactions have been eliminated.
   On September 27, 1996, the Company's Board of Directors approved a resolution to reincorporate in the State of Delaware and change its name from TransTerra Co. to Ameritrade Holding Corporation. The reincorporation was accomplished by exchanging each share of Class A and Class B common stock of TransTerra Co. for thirty shares of Class A and Class B common stock of the Company. On January 23, 1997, the Company effected an eight-for-five stock split in the form of a stock dividend. During 1998, the Company's Board of Directors declared a two-for-one common stock split, distributed August 1998, and effected in the form of a stock dividend. All share data and per share amounts have been restated to reflect these exchanges.
   The Company reports on a fifty-two/fifty-three week year. The fiscal years ended 1998, 1997, and 1996 were each fifty-two week years.

NATURE OF OPERATIONS - The Company provides discount securities brokerage services through its Ameritrade (Inc.), Accutrade, Aufhauser and AmeriVest subsidiaries. The Company also provides trading execution and clearing services for its own broker-dealer operations and for unaffiliated broker-dealers through Advanced Clearing. OnMoney is a development-stage entity involved in on-line financial services. The Company's broker-dealer subsidiaries are subject to regulation by the Securities and Exchange Commission, the National Association of Securities Dealers, and the Chicago Stock Exchange, Inc.

CAPITAL STOCK - The authorized capital stock of the Company consists of Class A common stock, Class B common stock and preferred stock. Each share of Class A and Class B common stock is entitled to one vote on all matters, except that the Class B common stock is entitled to elect a majority of the directors of the Company and the Class A common stock is entitled to elect the remainder of the directors. Each class of common stock is equally entitled to dividends if, as and when declared by the Board of Directors. Shares of Class A common stock are not convertible, while each share of Class B common stock is convertible into one share of Class A common stock at the option of the Class B holder or upon the occurrence of certain events. Class A and Class B common stock have equal participation rights in the event of a liquidation of the Company.
   Voting, dividend, conversion and liquidation rights of the preferred stock would be established by the Board of Directors upon issuance of such preferred stock.

USE OF ESTIMATES - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SECURITIES TRANSACTIONS - Securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after trade date. Revenues and expenses related to securities transactions, including revenues from execution agents, are also recorded on settlement date, which is not materially different than trade date.

DEPRECIATION AND AMORTIZATION - Depreciation is provided on a straight-line basis using estimated useful service lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.
   Goodwill is amortized on a straight-line basis generally over a twenty year period. Accumulated amortization at September 25, 1998 and September 26, 1997 was $1,243,026 and $880,024, respectively. The Company reviews its intangible assets for impairment at least annually or whenever events or change in circumstances indicate that the carrying amount of such asset may not be recoverable.

INCOME TAXES - The Company files a consolidated income tax return with its subsidiaries on a calendar year basis. Deferred income taxes are provided for temporary differences between financial statement and taxable income. The principal temporary differences arise from depreciation, bad debts, prepaid expenses, and certain accrued liabilities. Deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

CASH AND CASH EQUIVALENTS - The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents.

SEGREGATED CASH AND INVESTMENTS - Cash and investments consisting primarily of US Treasury Bills and repurchase agreements at Advanced Clearing of $503,455,354 and $319,763,921 as of September 25, 1998 and September 26, 1997,
respectively, have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - The Company considers the amounts presented for financial instruments on the consolidated balance sheets to be reasonable estimates of fair value. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

INVESTMENTS - The Company's investments in companies and partnerships are accounted for under the equity method when the Company has the ability to exercise significant influence over the investee's operating and financial policies. The cost method is used for investments that do not meet equity method requirements. The Company's investments in marketable equity securities are carried at fair market value and designated as available for sale. Unrealized gains and losses, net of deferred income taxes, are reflected as a separate component of stockholders' equity. Realized gains and losses are determined on the specific identification method and reflected in operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising Expense - The Company generally expenses advertising costs as they are incurred.

EARNINGS PER SHARE - The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share ("SFAS 128") and accordingly, restated all prior period earnings per share ("EPS") to conform with SFAS 128. This statement requires dual presentation of basic and diluted earnings per share on the face of the Statement of Income. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of all classes of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or securities were converted into common stock resulting in the issuance of common stock that then shared in the earnings of the entity. The adoption of SFAS 128 did not have a material effect on previously reported EPS.

STOCK BASED COMPENSATION - As permitted by SFAS No. 123, Accounting for Stock Based Compensation, the Company accounts for its stock-based compensation on the intrinsic-value method in accordance with Accounting Principles Board ("APB") Opinion No. 25.

RECLASSIFICATIONS - Certain items in prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:
SFAS No. 130 - In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. This statement is effective for fiscal years beginning after December 15, 1997. Companies are also required to report comparative totals for comprehensive income in interim reports. The Company will report comprehensive income commencing in fiscal 1999.

SFAS NO. 131 - In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS No. 131"). This statement requires disclosures for each segment that are similar to those required under current standards with the addition of quarterly disclosure requirements and more specific and detailed geographic disclosures especially by countries as opposed to broad geographic regions. The provisions of SFAS No. 131 are effective for fiscal years beginning after December 15, 1997. This statement will have no impact on the Company as the Company does not have operating segments.

SFAS NO. 133 - In June 1998, the FASB issued Statement of Financial
Accounting Standards No. 133, Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities. This statement revises the accounting for the recognition and measurement of derivatives and hedging transactions and is effective for fiscal years beginning after June 15, 1999. The Company has not determined the impact this statement will have on the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers and clearing organizations are comprised of the following:


                                               Sept. 25, 1998      Sept. 26, 1997
---------------------------------------------------------------------------------
Receivable:
  Securities borrowed                             $21,638,669         $15,072,400
  Securities failed to deliver                      4,069,740           2,751,240
  Clearing organizations                               23,755                  --
---------------------------------------------------------------------------------
   Total                                          $25,732,164         $17,823,640
---------------------------------------------------------------------------------
Payable:
  Securities loaned                               $ 5,519,000         $         -
  Securities failed to receive                      2,227,342           1,005,984
  Clearing organizations                            4,019,443             399,015
---------------------------------------------------------------------------------
   Total                                          $11,765,785         $ 1,404,999
---------------------------------------------------------------------------------


3. INVESTMENTS
KNIGHT/TRIMARK GROUP, INC. - Prior to July 8, 1998, the Company owned a
9.2 percent interest in Roundtable Partners LLC ("Roundtable"), a company formed to hold equity interests in securities trading and market making companies. The Company had accounted for its investment in Roundtable under the equity method since its inception. On July 8, 1998, Roundtable was reorganized into a corporation known as Knight/Trimark Group, Inc. ("Knight/Trimark") coincident with an initial public offering of Knight/Trimark common stock. As a result of this reorganization, all of the Company's ownership interest in Roundtable was converted to 3,953,675 shares of common stock of Knight/Trimark, which represents 7.7 percent of the issued and outstanding shares of common stock of Knight/Trimark. The Company also received a cash distribution of $7,817,329 in connection with the reorganization. This cash distribution was a return of capital, therefore there was no gain or loss associated with the distribution. As a result of the reorganization of Knight/Trimark and subsequent initial public offering in 1998, the Company accounts for its investment in Knight/Trimark as a marketable equity security held available for sale. The Company's investment in Knight/ Trimark is subject to a 180-day sale restriction agreement from the initial public offering date with the underwriters of the initial public offering. The Company has valued its investment in Knight/Trimark with a twenty percent discount from the published market value on the Nasdaq exchange as a result of the sale restriction agreement and potential registration costs. On September 25, 1998, the Company valued its investment in Knight/Trimark at a fair value of $29,454,879. The Company's cost basis on September 25, 1998 was $729,280, therefore the gross unrealized gain is $28,725,599. The Company executes a portion of its securities transactions through subsidiaries of Knight/Trimark. Revenues related to such transactions totaled $9,435,696, $6,843,502, and $7,758,836 in 1998, 1997 and 1996,
respectively. These amounts are included in Commissions and Clearing Fees.

COMPREHENSIVE SOFTWARE SYSTEMS, LTD. ("CSS") - As of September 25, 1998, the Company owned 7.2 percent of CSS, a partnership formed for the purpose of developing software for securities broker-dealers, banks and other financial institutions. On June 3, 1998, the Company earned $794,634 on the sale of a portion of its limited partnership interest in CSS. As a result of this transaction, the Company's ownership interest in CSS decreased from 14.3 percent to 7.2 percent. Accordingly, the Company began accounting for its investment in CSS under the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

cost method as of that date, and will, therefore, no longer recognize income or loss based on the operations of CSS.

ADIRONDACK TRADING PARTNERS, LLC ("ADIRONDACK") - As of September 25, 1998, the Company owned a minority interest in Adirondack, a development-stage company formed to trade listed equity and index options. The Company accounts for its ownership in Adirondack under the cost method.

TELESCAN, INC. ("TELESCAN") - As of September 26, 1997, the Company owned 769,794 shares of common stock of Telescan, a publicly traded software/online services company. During fiscal 1998, in a series of transactions, the Company sold its interest in Telescan.

4. NOTES PAYABLE
The Company entered into a revolving credit agreement with a bank group on January 16, 1998. The revolving credit agreement permits borrowings up to $50,000,000 through June 30, 1999, with permissible borrowings decreasing $2,500,000 quarterly to $35,000,000 maturity at December 31, 2000. The revolving credit agreement is collateralized by the common stock of the Company's subsidiaries, as well as all assets of the Company. Borrowings under the revolving credit agreement bear interest at prime rate less 0.75 percent (7.75 percent at September 25, 1998). The Company had outstanding indebtedness under the revolving credit agreement of $11,000,000 at September 25, 1998. The Company pays a maintenance fee of 0.25 percent per annum of the unused credit available under the revolving credit agreement. The revolving credit agreement contains certain restrictions, including restrictions on the payment of cash dividends and additional borrowings.

5. INCOME TAXES
Provision for income tax is comprised of the following for fiscal years ended:

                                          1998             1997              1996
----------------------------------------------------------------------------------
Current expense (benefit):
  Federal                          $(3,051,000)      $7,150,775        $7,132,387
  State                               (398,055)          47,125           485,000
----------------------------------------------------------------------------------
                                    (3,449,055)       7,197,900         7,617,387
Deferred expense (benefit):
  Federal                            3,383,013          344,065          (306,777)
  State                                386,630           60,999           (51,362)
----------------------------------------------------------------------------------
                                     3,769,643          405,064          (358,139)
----------------------------------------------------------------------------------
Provision for income taxes         $   320,588       $7,602,964        $7,259,248
----------------------------------------------------------------------------------

A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before provision for income taxes follows:


                                           1998             1997              1996
----------------------------------------------------------------------------------
Federal statutory rate                    35.00%           35.00%            35.00%
State taxes, net of federal tax effect     2.78             3.57              4.29
Amortization of goodwill                  23.93             0.59              0.75
State credits                                --            (3.72)            (2.87)
Other                                     (1.34)            0.05              2.24
----------------------------------------------------------------------------------
                                          60.37%           35.49%            39.41%
----------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets (liabilities) are comprised of the following:


                                                            1998              1997
----------------------------------------------------------------------------------
Unrealized investment gain                          $(11,202,984)       $       --
Depreciation and amortization, net                      (575,425)         (181,323)
Prepaid expenses                                      (4,279,343)       (1,107,460)
----------------------------------------------------------------------------------
                                                     (16,057,752)       (1,288,783)
Accrued liabilities                                    1,124,439         1,328,097
----------------------------------------------------------------------------------
Net deferred tax assets (liabilities)               $(14,933,313)       $   39,314
----------------------------------------------------------------------------------

6. NET CAPITAL
The Company's subsidiaries are subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis.
   The Company's broker-dealer subsidiaries had net capital, in the aggregate, of $40,062,733 and $26,121,959 as of September 25, 1998 and September 26, 1997,
respectively, which exceeded aggregate minimum net capital requirements by $25,247,775 and $18,058,972, respectively. Subsidiary net capital in the amount of $14,814,958 and $8,062,987 as of September 25, 1998 and September 26, 1997,
respectively, is not available for transfer to the Company due to net capital regulations.

7. STOCK OPTION AND INCENTIVE PLANS
The Company has two stock option plans, the Ameritrade Holding Corporation Long-Term Incentive Plan (the "Long-Term Incentive Plan") and the Directors Incentive Plan (the "Directors Plan"), both initiated in fiscal 1997.
   The Long-Term Incentive Plan authorizes the award of options to purchase Class A Common Stock, Class A Common Stock appreciation rights, shares of Class A Common Stock and performance units. The Long-Term Incentive Plan reserves 1,600,000 shares of the Company's Class A Common Stock for issuance to eligible employees. The Directors Plan authorizes the award of options to purchase Class A Common Stock and shares of Class A Common Stock. The Directors Plan reserves 160,000 shares of the Company's Class A Common Stock for issuance to non-employee directors. Options are generally granted at not less than the fair market value at grant date, vest over a one to three year period, and expire ten years after the grant date. A summary of the status of the Company's outstanding stock options as of September 25, 1998 and September 26, 1997 is presented below:


                                             1998                    1997
                                     ---------------------   --------------------
                                                 Weighted-              Weighted-
                                                   Average                Average
                                     Number of    Exercise   Number of   Exercise
                                       Options       Price     Options      Price
---------------------------------------------------------------------------------
Outstanding at beginning of year        16,000      $ 7.50          --         --
   Granted                             280,200      $12.84      16,000     $ 7.50
   Exercised                                --          --          --         --
   Canceled                                 --          --          --         --
---------------------------------------------------------------------------------
Outstanding at end of year             296,200      $12.55      16,000     $ 7.50
Exercisable at end of year              16,000      $ 7.50          --         --
Available for future grant
  at end of year                     1,463,800               1,744,000
Weighted-average fair value of
  options granted during the year                    $7.38                  $6.74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about the stock options outstanding at September 25, 1998:

                                 Options Outstanding           Options Exercisable
                                 -------------------           -------------------
                                      Weighted-
                                        Average   Weighted-              Weighted-
                                      Remaining     Average               Average
                         Number of   Contractual   Exercise   Number of  Exercise
Range of Exercise Prices   Options  Life (in years)   Price     Options     Price
---------------------------------------------------------------------------------
$ 5.00 - $10.00              16,000       6.44      $ 7.50      16,000      $7.50
$10.01 - $15.00             275,600       7.14      $12.77          --         --
$15.01 - $20.00               4,600       7.81      $17.13          --         --
---------------------------------------------------------------------------------
$ 5.00 - $20.00             296,200       7.11      $12.55      16,000      $7.50


There are no Stock Appreciation Rights or performance units outstanding as of September 25, 1998.
   As discussed in Note 1, the Company has elected to follow APB 25 and related Interpretations in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.
   Pro forma information regarding the net income and earnings per share is required by SFAS 123. This information is required as if the Company had accounted for its stock-based awards to employees under the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1998 and 1997, respectively: risk-free interest rate of
5.95 percent and 6.37 percent; dividend yield of zero for both years; expected volatility of 49.8 percent for both years; and an expected option life of eight years for both years. The weighted average fair value of options granted in fiscal 1998 and 1997 was $7.38 and $6.74, respectively. Pro forma net income and earnings per share are as follows:


                                                            1998             1997
---------------------------------------------------------------------------------
Net income                       As reported           $ 210,438      $13,822,149
                                 Pro forma              (301,983)      13,787,640
---------------------------------------------------------------------------------
Basic earnings per share         As reported           $    0.01      $      0.50
                                 Pro forma                 (0.01)            0.50
Diluted earnings per share       As reported                0.01             0.50
                                 Pro forma                 (0.01)            0.50

8. EMPLOYEE BENEFIT PLANS
The Company has a profit-sharing plan under which the annual contribution is determined at the discretion of the Board of Directors. Profit sharing expense was $779,657, $595,222 and $388,800 for the fiscal years ended 1998, 1997 and
1996, respectively.
   The Company has a 401(k) plan covering all eligible employees. The plan provides for matching contributions at the discretion of the Board of Directors. Contribution expense under this plan was $-0-, $-0- and $9,093 for the fiscal years ended 1998, 1997 and 1996, respectively.
   The Company has an executive bonus plan that was designed to allow designated executive participants the opportunity to earn bonus awards with current and deferred components. The value of each component is based on the annual increase (if any) in the book value per share of the common stock. Executive bonus plan expense was $960,000, $2,170,000 and $1,710,000 for the fiscal years ended 1998, 1997 and 1996, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. EARNINGS PER SHARE
Reconciliation between the weighted average shares outstanding used in the basic and diluted earnings per share computation is presented below.

                                             1998             1997            1996
----------------------------------------------------------------------------------
Net income                               $210,438      $13,822,149     $11,158,345
Weighted average shares
  outstanding - basic                  29,031,327       27,537,778      25,627,646
Effect of dilutive securities:
  Assumed exercise of stock options        46,128            1,129              --
Weighted average shares
  outstanding - diluted                29,077,455       27,538,907      25,627,646
Earnings per share - basic               $   0.01      $      0.50     $      0.44
Earnings per share - diluted             $   0.01      $      0.50     $      0.44
----------------------------------------------------------------------------------

10. COMMITMENTS AND CONTINGENCIES

Lease Commitments - The Company and its subsidiaries have various non-cancelable operating leases on facilities and certain computer and office equipment requiring annual payments as follows:


Fiscal Year Ending                                                      Amount
------------------------------------------------------------------------------
1999                                                               $ 6,970,754
2000                                                                 6,028,228
2001                                                                 3,075,012
2002                                                                 1,776,036
2003                                                                 1,790,677
Thereafter (to December 31, 2017)                                   20,904,751
------------------------------------------------------------------------------
Total                                                              $40,545,458
------------------------------------------------------------------------------


The Company and certain of its subsidiaries lease one of their office facilities from the Chief Executive Officer of the Company. The lease expires on December 31, 2017, and provides for annual rentals of $1,288,000. Additionally, the Company and its subsidiaries lease certain computer equipment, office equipment, and office facilities under various operating leases. Rental expense was $6,225,232, $3,155,550 and $1,581,171 for fiscal years ended 1998, 1997 and
1996, respectively.

ADVERTISING COMMITMENT - The Company has entered into a two-year agreement with America Online, Inc. ("AOL") that will feature Ameritrade (Inc.) as one of four brokerages on AOL's Personal Finance Channel. The pact calls for the Company to pay AOL $12.5 million annually over a two-year term.

LETTER OF CREDIT - A letter of credit in the amount of $44,000,000 as of September 25, 1998, has been issued by a financial institution on behalf of Advanced Clearing, a wholly-owned subsidiary of the Company which acts as a securities clearing firm. The letter of credit has been issued to support margin requirements. Advanced Clearing pays a maintenance fee of 0.5 percent of the committed amount for the letter of credit. As of September 25, 1998 and September 26, 1997, no amounts were outstanding under the credit facility. In addition, the same financial institution may make loans to Advanced Clearing if requested under a note. Advanced Clearing has pledged customer securities, the amount of which fluctuates from time to time, to secure its obligations under the letter of credit and the note.

LEGAL - On September 16, 1998, a putative class action complaint was filed in the District Court, Douglas County, Nebraska, seeking injunctive and equitable relief due to the Company's alleged breach of contract, violation of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consumer Protection Act, fraudulent inducement, negligent misrepresentation, negligence, and unjust enrichment regarding the Company's alleged inability to handle the volume of subscribers to its Internet brokerage services. The complaint seeks injunctive relief enjoining alleged deceptive, fraudulent, and misleading practices and unspecified compensatory damages. The Company believes that it has viable defenses to the allegations raised in the complaint. However, because this proceeding is at a preliminary phase and the amount of damages sought has not been quantified, the Company is not presently able to predict the ultimate outcome of this matter.
   The Company and its subsidiaries are parties to a number of other legal matters arising in the ordinary course of business. In management's opinion, the Company has adequate legal defenses respecting each of these actions and does not believe that they will materially affect the Company's results of operations or its financial position.

GENERAL CONTINGENCIES - In the general course of business, there are various contingencies which are not reflected in the consolidated financial statements. These include Advanced Clearing's customer activities involving the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations.
   Advanced Clearing's customer securities activities are transacted on either a cash or margin basis. In margin transactions, Advanced Clearing extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, Advanced Clearing executes and clears customer transactions involving the sale of securities not yet purchased (short sales), substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, Advanced Clearing may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.
   Advanced Clearing seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Advanced Clearing monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.
   Advanced Clearing borrows securities both to cover short sales and to complete customer transactions in the event that a customer fails to deliver securities by the required date. Such borrowings are collateralized by depositing cash or pledging securities with lending institutions and are "marked to market" on a daily basis. Failure to maintain levels of cash deposits or pledged securities at all times at least equal to the value of the related securities can subject Advanced Clearing to risk of loss. Advanced Clearing seeks to control the risk of loss by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

QUARTERLY FINANCIAL DATA (UNAUDITED)
in thousands, except per share and stock price data



                                                                           for the fiscal year ended sept. 25, 1998
                                                         ---------------------------------------------------------------------------
                                                         first quarter      second quarter       third quarter       fourth quarter
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                      $ 31,365             $36,762             $47,926              $48,141
Interest expense                                                 5,689               6,684               8,320                8,586
------------------------------------------------------------------------------------------------------------------------------------
   Net revenues                                                 25,676              30,078              39,606               39,555
Total expenses excluding interest                               43,171              30,394              30,346               30,473
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before provision for income taxes                (17,495)               (316)              9,260                9,082
Net income (loss)                                            $ (11,249)           $   (271)             $5,940              $ 5,790
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                              $   (0.39)           $  (0.01)             $ 0.20              $  0.20
Diluted earnings (loss) per share                            $   (0.39)           $  (0.01)             $ 0.20              $  0.20
Stock price data ($)
   High                                                          18.88               15.03               16.38                22.88
   Low                                                           10.81               11.38               12.34                13.50


                                                                           for the fiscal year ended sept. 26, 1997
                                                         ---------------------------------------------------------------------------
                                                         first quarter      second quarter       third quarter       fourth quarter
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                      $ 19,042             $22,641             $24,904              $29,080
Interest expense                                                 3,690               4,197               4,959                5,583
------------------------------------------------------------------------------------------------------------------------------------
   Net revenues                                                 15,352              18,444              19,945               23,497
Total expenses excluding interest                               15,416              13,036              12,805               14,556
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before provision for income taxes                    (64)              5,408               7,140                8,941
Net income (loss)                                             $    (75)            $ 3,469             $ 4,587              $ 5,841
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                               $  (0.00)            $  0.13             $  0.16              $  0.20
Diluted earnings (loss) per share                             $  (0.00)            $  0.13             $  0.16              $  0.20
Stock price data ($)
   High                                                            n/a              10.63*                8.88                13.16
   Low                                                             n/a               8.38*                6.06                 7.53

*Commencing March 4, 1997.
All information is adjusted for the two-for-one stock split effective August 18, 1998.
The stock prices listed do not include retail markups, markdowns, or commissions, and may not represent actual transactions.