Form 10-K/A, Exhibit 13
period 1999-09-24
AMERITRADE HOLDING CORP
filed 1999-12-28
CIK 1027401

                                                                    EXHIBIT 13.1

Financial Contents

Selected financial data                                              36
Management's discussion and analysis of
   financial condition and results of operations                     38
Independent auditors' report                                         46
Consolidated balance sheets                                          47
Consolidated statements of income                                    48
Consolidated statements of stockholders' equity                      49
Consolidated statements of cash flows                                50
Notes to consolidated financial statements                           52
Quarterly financial data                                             61

Selected financial data
in thousands, except per share and operating data

                                     Sept. 24  Sept. 25  Sept. 26  Sept. 27  Sept. 29  Sept. 30  Sept. 24
Fiscal year ended                      1999      1998      1997      1996      1995      1994      1993
                            -----------------------------------------------------------------------------
CONSOLIDATED STATEMENTS
  OF INCOME DATA
Revenues:
  Commissions and clearing
   fees                              $188,874   $85,644   $51,937    $36,470   $23,977  $20,386   $16,910
  Interest revenue                    116,162    66,716    36,623     22,518    16,297    9,856     5,838
  Equity income (loss) from
   investments                             --     5,083     3,444      3,359       543    (575)     (240)
  Gain from sale of
   investments                             --       795        --         --       584       --        --
  Other                                10,213     5,956     3,663      3,032     1,481    1,694     1,031
                            -----------------------------------------------------------------------------
   Total revenues                     315,249   164,194    95,667     65,379    42,882   31,361    23,539
  Interest expense                     46,898    29,279    18,429     11,040     7,862    3,912     2,258
                            -----------------------------------------------------------------------------
   Net revenues                       268,351   134,915    77,238     54,339    35,020   27,449    21,281
Expenses excluding
  interest:
  Employee compensation
   and benefits                        74,353    36,083    19,291     14,050     8,482    6,538     5,368
  Commissions and clearance             8,023     5,762     3,320      2,531     2,517    1,717     1,447
  Communications                       18,591    12,926     5,623      3,686     2,353    1,892     1,289
  Occupancy and equipment
   costs                               21,382    10,622     5,423      2,890     1,627    1,412       970
  Advertising                          59,717    43,614    13,971      7,537     4,842    5,987     3,928
  Professional services                40,644    11,530     2,134      1,043       700      420       403
  Other                                27,533    13,847     6,051      4,185     3,669    2,033     1,612
                            -----------------------------------------------------------------------------
   Total expenses excluding
     interest                         250,243   134,384    55,813     35,922    24,190   19,999    15,017
                            -----------------------------------------------------------------------------
Income before provision for
  income taxes                         18,108       531    21,425     18,417    10,830    7,450     6,264
Provision for income taxes              6,569       321     7,603      7,259     3,799    2,619     2,119
                            -----------------------------------------------------------------------------
Net income                  $          11,539  $    210   $13,822    $11,158   $ 7,031  $ 4,831   $ 4,145
                            -----------------------------------------------------------------------------
Basic earnings per share    $            0.07  $   0.00   $  0.08    $  0.07   $  0.05  $  0.03   $  0.03
Diluted earnings per share  $            0.07  $   0.00   $  0.08    $  0.07   $  0.05  $  0.03   $  0.03
Weighted average shares
  outstanding - basic                 174,342   174,188   165,227    153,768   153,768  154,272   164,592
Weighted average shares
  outstanding - diluted               175,745   174,444   165,233    153,768   153,768  154,272   164,592

                                   Sept. 24      Sept. 25      Sept. 26      Sept. 27     Sept. 29      Sept. 30   Sept. 24
Fiscal year ended                    1999          1998           1997          1996        1995          1994       1993
                             ----------------------------------------------------------------------------------------------
OPERATING DATA
  Average customer trades
   per day                             49,305       18,407         6,571         3,670        2,055         1,519     1,220
  Assets in customer accounts
   (in billions)               $         22.9   $     11.4   $       7.3   $       4.0  $       2.4   $       1.7   $   1.2
  Number of core accounts (1)         560,000      306,000        98,000        52,000       38,000        18,000    11,000
  Net revenue per trade        $        21.68   $    29.20   $     46.65   $     58.76  $     67.09   $     70.31   $ 69.22
  Pre-advertising operating
   expense per trade           $        15.40   $    19.65   $     25.27   $     30.69  $     37.07   $     35.89   $ 36.07
  Operating margin (2)                     7%            0%           28%           34%          31%           27%       29%
  Pre-advertising
   operating margin (3)                   29%           33%           46%           48%          45%           49%       48%
  Return on average equity (4)             8%            0%           28%           44%          47%           49%       69%


                                   Sept. 24       Sept. 25     Sept. 26      Sept. 27     Sept. 29      Sept. 30     Sept. 24
As of                                  1999         1998          1997          1996        1995          1994        1993
                             ----------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA
  Cash and segregated
   investments                    $1,019,370      $527,982      $373,286      $191,436     $125,456      $101,352   $53,787
  Receivable from customers
   and correspondents, net         1,526,801       647,122       325,407       166,075      130,187        99,627    86,281
  Total assets                     3,037,083     1,290,402       757,357       401,679      287,105       216,991   151,228
  Payable to customers and
   correspondents                  2,057,346     1,136,082       666,279       356,943      251,862       198,539   138,958
  Notes payable                      200,000        11,000            --         4,853        7,097            --        --
  Stockholders' equity               220,463        84,572        66,989        30,662       19,504        12,473     7,831

(1)Core accounts consist of open accounts in the Company's discount brokerage subsidiaries.

(2)Operating margin is computed by dividing income before provision for income taxes by net revenues.

(3)Pre-advertising operating margin is computed by dividing income before provision for income taxes plus advertising expenses by net revenues.

(4)Return on average equity is computed by dividing net income by stockholders' equity averaged on a quarterly basis.

   Fiscal 1994 was a 53-week year. All other periods presented are 52-week years.

Management's discussion and analysis
of financial condition and results of operations

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and Notes thereto in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated in such forward-looking statements. Factors that may cause such differences include, but are not limited to: the effect of customer trading patterns on Company revenues and earnings; computer system failures; risks associated with the Year 2000 computer systems conversions; the effects of competitors' pricing, product and service decisions and intensified competition; evolving regulation and changing industry customs and practices adversely affecting the Company; adverse results of litigation; changes in revenues and profit margin due to cyclical securities markets and interest rates; and a significant downturn in the securities markets over a short period of time or a sustained decline in securities prices and trading volumes.

   The terms "we" and "us" as used in this document refer to Ameritrade Holding Corporation ("Holding") and its operating subsidiaries Ameritrade (Inc.) ("Ameritrade"), Accutrade, Inc. ("Accutrade"), Advanced Clearing, Inc. ("Advanced Clearing"), AmeriVest, Inc. ("AmeriVest") and OnMoney Financial Services Corporation ("OnMoney"), collectively.

OVERVIEW

We provide discount securities brokerage and clearing execution services to our customers. Our principal operating subsidiaries consist of our discount brokerage operating units, Ameritrade and Accutrade, and our wholly-owned securities clearing firm, Advanced Clearing. During fiscal 1999, almost all of our net revenues were derived from our retail discount brokerage activities and clearing and execution services. In addition, we provide wholesale discount brokerage services to depository institutions through our AmeriVest subsidiary and are developing an Internet-based financial management system through our OnMoney subsidiary.

   Our primary focus is serving retail customers by providing services at prices that are lower than our major competitors. Retail brokerage customers are able to trade securities through a variety of media, including the Internet. We provide our customers with investment news and information as well as educational services. We also provide clearing and execution services to our brokerage operations as well as to unaffiliated broker-dealers.

   Our largest sources of revenues are commissions earned from our discount brokerage activities and associated brokerage commissions, securities transaction clearing fees and payment for order flow. Our other principal source of revenue is net interest revenue. Net interest revenue is the difference between interest revenues and interest expenses. Interest revenues are generated by charges to customers on margin balances maintained in brokerage accounts and the investment of cash from operations and cash segregated in compliance with federal regulations in short-term marketable securities. Interest expense consists of amounts paid or payable to customers based on credit balances maintained in brokerage accounts, as well as costs related to notes payable, letters of credit and lines of credit with financial institutions. Until the end of fiscal 1998, we also recorded equity income from investments, which primarily consisted of our share of income from partnership interests in Roundtable Partners L.L.C. ("Roundtable"), the predecessor to Knight/ Trimark Group, Inc. ("Knight/Trimark"), and Comprehensive Software Systems Ltd. ("CSS").

   Our largest operating expense generally is employee compensation and benefits. Employee compensation and benefits expense includes salaries, bonuses, group insurance, contributions to benefit programs, recruitment and other related employee costs. Commissions and clearance costs include fees paid to stock and option exchanges for trade executions, as well as settlement and depository costs associated with our securities clearing activities. Communications expense includes telephone, postage, news and quote costs. Occupancy and equipment costs include depreciation charges for fixed assets, the costs of leasing and maintaining our office spaces and the lease expenses on computer equipment and other fixed assets. Advertising

Management's discussion and analysis
of financial condition and results of operations

costs are expensed as incurred and include production and placement of advertisements on various media, including online, television, print and direct mail. Advertising expenses may increase or decrease significantly from period to period. We currently have budgeted approximately $200 million for advertising expenses in fiscal 2000. Professional services expense includes costs paid to outside agencies for assistance with legal, accounting, technology, marketing and general management issues. Other operating expenses include provision for losses, customer execution price adjustments, amortization of goodwill, travel expenses and other miscellaneous expenses. In addition, our costs related to the processing of customer confirmations, statements and other communications are included in this category.

   We believe that the discount brokerage market is currently impacted by four significant trends that may affect our financial condition and results of operations. First, commissions charged to customers of discount brokerage services have steadily decreased over the past several years but have stabilized over the past year. Although decreased commissions per trade have had a negative effect on our commission and clearing fee revenue per trade, our experience to date indicates that decreased commissions per trade result in increased account activity and increased commission and clearing fee revenue in the aggregate. Second, technology has increased in importance as delivery channels such as the Internet have become more prevalent. During the quarter ended September 24, 1999, 87 percent of our trades were placed through electronic media, with 82 percent of our trades being placed over the Internet, compared to 80 percent and 72 percent respectively for the quarter ended September 25, 1998. We believe that the increased use of electronic media will continue to decrease operating expenses per trade. Third, the effects of price competition and required investment in technology have resulted in some consolidation in the market. Finally, the intense advertising and promotional efforts by us and our major competitors are making it increasingly difficult for new entrants to make a competitive impact without substantial financial resources to invest in building a brand.

   Our fiscal year ends on the last Friday in September. References to fiscal year in this document are to the approximate twelve-month period ended on any such Friday. For example, "fiscal 1999" refers to the fiscal year ended September 24, 1999.

RESULTS OF OPERATIONS

NET REVENUES

For the fiscal years ended September 24, 1999, September 25, 1998 and September 26, 1997, 70 percent, 63 percent and 67 percent, respectively, of our net revenues were derived from commissions and clearing fees. Commissions and clearing fees totaled $188.9 million in fiscal 1999, compared to $85.6 million in fiscal 1998 and $51.9 million in fiscal 1997. This represents a 264 percent increase between fiscal 1997 and fiscal 1999. The increase was primarily attributable to an increase in the number of transactions processed, as average trades per day increased 650 percent between fiscal 1997 and fiscal 1999 in line with the growth in our customer base. Core accounts increased to approximately 560,000 at September 24, 1999, from approximately 306,000 at September 25, 1998 and approximately 98,000 at September 26, 1997. Offsetting the growth in trades per day was a decrease in commissions and clearing fees per trade by 53 percent between fiscal 1997 and fiscal 1999 from an average of $47 per trade in fiscal 1997 to an average of $22 per trade in fiscal 1999. We expect our average commission and clearing fees per trade to continue to decrease due to the greater anticipated number of lower revenue Internet equity trades. However, we believe that the rate of decline in average commissions will be lower than the rate of decline experienced over the past two years.

   We have arrangements with several execution agents to receive cash payments in exchange for routing trade orders to these firms for execution ("payment for order flow"). Revenues generated by us under these arrangements totaled $22.1 million, or 8 percent of net revenues for the fiscal year ended September 24, 1999; $10.9 million, or 8 percent of net revenues for the fiscal year ended September 25, 1998; and $9.1 million

Management's discussion and analysis
of financial condition and results of operations

or 12 percent of net revenues for the fiscal year ended September 26, 1997. Payment for order flow is a component of the commission and clearing fees revenue line. The majority of these revenues were received from execution agents owned by Knight/Trimark. As of September 24, 1999, we owned approximately 7.1 percent of the outstanding common stock of Knight/Trimark. We expect payment for order flow to continue to decrease on a per trade basis as a result of competition and regulatory changes.

   Net interest revenue increased to $69.3 million in fiscal 1999, from $37.4 million in fiscal 1998 and from $18.2 million in fiscal 1997. This increase was due primarily to an increase of 195 percent in cash and investments segregated in compliance with federal regulations and an increase of 405 percent in customer and correspondent broker-dealer receivables, but was partially offset by an increase of 209 percent in amounts payable to customers and correspondent broker-dealers in fiscal 1999 over fiscal 1997. We generally expect net interest revenue to grow as our account base grows.

   We had no equity income from investments in fiscal 1999, compared to $5.1 million in fiscal 1998 and $3.4 million in fiscal 1997. The equity income in fiscal 1997 and fiscal 1998 was primarily generated by our ownership in Roundtable. In July 1998, Roundtable was reorganized into Knight/Trimark and conducted a public stock offering. We also sold a portion of our interest in CSS during fiscal 1998. We own less than 10 percent of the voting equity of both Knight/Trimark and CSS. As a result of these transactions, we began accounting for our investment in Knight/Trimark as a marketable equity security available-for-sale and for our investment in CSS on the cost method rather than the equity method. As of September 24, 1999, we had no investments accounted for under the equity method.

   Other revenues increased to $10.2 million in fiscal 1999, from $6.0 million in fiscal 1998 and $3.7 million in fiscal 1997 due primarily to an increase in marketing and service fees paid to us by mutual funds as a result of holding more customer mutual fund assets.

EXPENSES EXCLUDING INTEREST

Employee compensation and benefits expense increased to $74.4 million in fiscal 1999, from $36.1 million in fiscal 1998 and $19.3 million in fiscal 1997, due primarily to an increase in full-time employees. As of September 24, 1999, we employed 2,379 full-time equivalent employees versus 985 on September 25, 1998 and 412 on September 26, 1997. The increase in employees was necessary to accommodate the dramatic growth in trading volume following our advertising campaigns in fiscal 1998 and fiscal 1999 and to provide the capability to handle anticipated future growth in trading volume. We expect employment expenses to continue to increase to support expected increases in customer accounts, assets and trades.

   Commissions and clearance costs increased to $8.0 million in fiscal 1999, from $5.8 million in fiscal 1998 and $3.3 million in fiscal 1997. The 142 percent increase between fiscal 1997 and 1999 was due primarily to the 650 percent increase in transaction processing volume. This increase was offset by efforts that we have undertaken to reduce execution, clearance, settlement and depository costs with outside entities and the economies of scale associated with these activities.

   Communications expense was $18.6 million in fiscal 1999, compared to $12.9 million in fiscal 1998 and $5.6 million in fiscal 1997. The 232 percent increase between fiscal 1997 and fiscal 1999 is primarily a result of the 650 percent increase in transaction processing volume between fiscal 1997 and fiscal 1999. Communication expenses are expected to continue to increase at a slower rate than transactions processed as the Internet continues to be the predominant communication channel for our customers.

   Occupancy and equipment expense was $21.4 million in fiscal 1999, $10.6 million in fiscal 1998 and $5.4 million in fiscal 1997. This increase was due primarily to the lease of equipment and additional office space. In fiscal 1999, we added approximately 250,000 square feet of additional space in Omaha, Nebraska, Baltimore, Maryland, Ft. Worth, Texas, and Kansas City, Missouri. In fiscal 1998, we added a 132,000 square

Management's discussion and analysis
of financial condition and results of operations

foot operations center in Bellevue, Nebraska. We have also leased additional equipment over the past two fiscal years to accommodate our continued growth.

   Advertising expenses increased to $59.7 million in fiscal 1999, from $43.6 million in fiscal 1998 and $14.0 million in fiscal 1997. The increase in advertising expenditures in fiscal 1998 and fiscal 1999 was principally related to our efforts to build awareness of the Ameritrade brand and was primarily responsible for the significant increase in the number of customer accounts and account assets realized by us during those two years. We plan to continue to expand our customer base through significant advertising efforts and have budgeted approximately $200 million for advertising in fiscal 2000.

   Professional services increased to $40.6 million in fiscal 1999 from $11.5 million in fiscal 1998 and $2.1 million in fiscal 1997. The increase is primarily due to marketing and technology consulting services to assist us in operational effectiveness, market research and Year 2000 readiness (see "Year 2000").

   Other operating expenses increased to $27.5 million in fiscal 1999 from $13.8 million in fiscal 1998 and $6.1 million in fiscal 1997. The increase is primarily a result of increased confirmation and statement processing costs associated with the increase in transaction processing volume.

   Income tax expense was $6.6 million in fiscal 1999, $0.3 million in fiscal 1998, and $7.6 million in fiscal 1997. The effective tax rate was 36 percent in fiscal 1999 and 35 percent in fiscal 1997 as a result of our participation in economic development tax incentive programs offered by the State of Nebraska. The effective rate increased to 60 percent in fiscal 1998 due to the impact of nondeductible goodwill on a relatively small base of pre-tax income.

LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our growth primarily through the use of funds generated from operations. We plan to finance our capital and liquidity needs during fiscal 2000 from our operating cash flows, borrowings under our revolving credit facility and the proceeds from $200 million of convertible subordinated notes (the "Convertible Subordinated Notes", see "Convertible Subordinated Notes") issued by us in August 1999.

   In March 1997, we completed an initial public offering of our common stock, resulting in net proceeds of $22.5 million. Upon completion of the offering, we repaid our then existing term and revolving debt in their entirety, resulting in the use of proceeds of $5.4 million. We entered into a revolving credit agreement on January 16, 1998 and as of September 24, 1999, we had no amount outstanding under the agreement (see "Bank Loan Agreements").

   Dividends from subsidiaries are another source of liquidity. Some of our subsidiaries are subject to requirements of the Securities and Exchange Commission and the National Association of Securities Dealers relating to liquidity, capital standards, and the use of customer funds and securities, which limit funds available for the payment of dividends to Holding.

OPERATING CASH FLOW

Cash used in operating activities was $81.6 million in fiscal 1999, which compares to cash used in operating activities of $35.9 million in fiscal 1998 and cash generated from operations of $23.8 million in fiscal 1997. The increase in cash used during fiscal 1999 and fiscal 1998 was attributable to the substantial increase in advertising expenditures during these years.

   Cash used in investing activities was $55.5 million in fiscal 1999, compared to $4.0 million in fiscal 1998 and $3.7 million in fiscal 1997. Uses of cash in fiscal 1999 related primarily to purchases of property and equipment and the acquisition of The R.J. Forbes Group, Inc., a broker-dealer. Uses of cash in fiscal 1998 and fiscal 1997 were primarily related to purchases of property and equipment, offset by cash distributions received from Knight/Trimark and CSS.

Management's discussion and analysis
of financial condition and results of operations

   Cash provided by financing activities was $189.6 million in fiscal 1999, compared to $10.8 million in fiscal 1998 and $17.7 million in fiscal 1997. The cash provided by financing activities in fiscal 1999 consisted of proceeds from our revolving credit agreement with a bank (see "Bank Loan Agreements"), offset by payments of principal and interest on the revolving credit agreement and the net proceeds from the issuance of the $200 million Convertible Subordinated Notes (see "Convertible Subordinated Notes"). Cash provided by financing activities in fiscal 1998 consisted of proceeds from the revolving credit agreement, partially offset by payments of principal and interest on the revolving credit agreement. Cash provided by financing activities in fiscal 1997 was attributable to the net proceeds of $22.5 million from the initial public offering in March 1997, partially offset by payments of principal and interest on notes payable.

BANK LOAN AGREEMENTS

We have entered into a revolving credit agreement with a bank group dated January 16, 1998, as amended on May 24, 1999. The revolving credit agreement permits borrowings of up to $75.0 million through June 30, 2000, with permissible borrowings declining $3.125 million quarterly to $68.76 million at maturity on December 31, 2000. The revolving credit agreement is collateralized by the common stock of our subsidiaries, as well as all of our tangible and intangible assets. Borrowings under the revolving credit agreement bear interest at the prime rate less 0.75 percent (7.25 percent and 7.75 percent at September 24, 1999 and September 25, 1998, respectively). We pay a maintenance fee of 0.25 percent of the unused borrowings through the maturity date. At September 24, 1999 we had no outstanding amount under the revolving credit agreement. We had outstanding indebtedness under the revolving credit agreement of $11.0 million at September 25, 1998. The revolving credit agreement contains certain restrictions, including restrictions on the incurrence of dividends and additional borrowings, the maintenance of a minimum number of core accounts and a minimum net worth and a requirement to repay all outstanding indebtedness under the facility with the proceeds from some public offerings of common stock. In accordance with the restrictions, we repaid the then outstanding indebtedness under the facility with a portion of the proceeds of the sale of the Convertible Subordinated Notes (see "Convertible Subordinated Notes").

   Advanced Clearing has various secured credit facilities with financial institutions. These credit facilities are utilized in Advanced Clearing's securities clearing operations. These facilities provide for the issuance of letters of credit by the financial institutions on behalf of, and cash advances to, Advanced Clearing. Advanced Clearing has pledged customer securities as collateral for the related credit, and its obligations under these facilities and the related collateral requirements fluctuate from time to time. As of September 24, 1999 and September 25, 1998, the financial institutions had issued letters of credit in the aggregate amount of $100 million and $44 million, respectively. As of September 24, 1999 and September 25, 1998, no amounts were outstanding under the letters of credit. Advanced Clearing pays a maintenance fee of 0.5 percent of the committed amount for the letters of credit.

CONVERTIBLE SUBORDINATED NOTES

In August 1999, we issued $200 million of 5.75 percent Convertible Subordinated Notes due August 1, 2004. The notes are convertible into 6,142,740 shares of Class A common stock. The holders of the notes may convert the notes into shares of Class A common stock at any time prior to the close of business on the maturity date of the notes, unless previously redeemed or repurchased, at a conversion rate of 30.7137 shares per $1,000 principal amount of notes (equivalent to an approximate conversion price of $32.56 per share), subject to adjustment in certain circumstances. Interest on the notes is payable on February 1 and August 1 of each year, commencing on February 1, 2000. The notes are not subject to redemption prior to August 6, 2002, and we may, at our option, redeem the notes on or after such date, in whole or in part, upon notice to each holder not less than 30 days nor more than 60 days prior to the redemption date.

Management's discussion and analysis
of financial condition and results of operations

CAPITAL EXPENDITURES

We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. However, we may need to raise additional funds in order to support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities.

   Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary. The factors described above will impact our future capital requirements and the adequacy of our available funds. If additional funds are raised through the issuance of equity securities, the percentage ownership of our shareholders will be reduced, our shareholders may experience additional dilution in net book value per share or such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. There can be no assurance that additional financing will be available when needed on terms favorable to us, if at all.

   If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and operating results.

YEAR 2000

We rely heavily on computerized information technology ("IT") systems for our business operations. In particular, securities trading information moves to and from our IT system to those operated by stock exchanges, broker-dealers, clearinghouses and other trading partners on a real-time basis with little human intervention. Our business operations are also dependent on a variety of non-IT systems that contain embedded circuitry such as telephone equipment, security and alarm systems, copiers, fax machines, mail room equipment, heating and air conditioning systems and other infrastructure systems. In addition, we have business relationships with a variety of third parties whose ability to interface with our IT systems or otherwise perform their obligations to us depends on these systems and equipment. Some or all of these systems and equipment may be affected by the so-called "Year 2000 problem" which is the potential inability of certain computer programs and embedded circuitry to correctly recognize dates occurring after December 31, 1999. We have adopted a plan to deal with this Year 2000 problem with respect to our IT systems, non-IT systems and third party business relationships. We generally define "Year 2000 compliant" as that the information technology in use will continue to accurately process date/time data during 1999, 2000 and throughout the 21st century in addition to accurately handling the leap year in 2000 (including, but not limited to, calculating, comparing and sequencing).

State of Readiness - We have hired a Year 2000 Project Manager who has assembled a working group that is responsible for our Year 2000 remediation effort. In general, this effort consists of (1) preparing an inventory of IT and non-IT systems and assessing the need for remediation of such systems; (2) determining the status of Year 2000 remediation of third parties with which we have material business relationships; (3) remediation of our IT and non-IT systems; and (4) testing. We also engaged the services of an independent outside consultant group to gauge the status of the Year 2000 project and two additional consultants to provide contract support for this effort. We believe that all material IT systems that were identified as having a potential Year 2000 problem have been replaced or modified to be Year 2000 compliant. We have reviewed our material non-IT systems, such as telephone systems, which have been identified as necessary to our ability to conduct the operation of our business activities. We believe that all material non-IT systems that were identified as having a potential Year 2000 problem have been replaced or modified to be Year 2000 compliant.

Management's discussion and analysis
of financial condition and results of operations

   Testing of IT and non-IT systems has been conducted as remediation work has been completed. In particular, the IT systems passed a series of Securities Industry Association-sponsored industry-wide simulation tests of the trading cycle through the millennium. These tests exercised not only our internal IT system, but also key interfaces with third parties in the securities industry. Notwithstanding our efforts to anticipate and remediate Year 2000 problems, there can be no assurance that the inventory and assessment will discover all potential Year 2000 problems or that ongoing testing will be sufficient to reveal any unanticipated material problems with our IT systems or non-IT systems.

   We have no control over the remediation efforts of third parties with which we have material business relationships and the failure of certain of these third parties to successfully remediate their Year 2000 issues could have a material adverse effect on us. Accordingly, we have undertaken the process of contacting each material third party. Such parties include, but are not limited to, various brokers, dealers, clearinghouses, stock exchanges and online and Internet service providers. We continue to receive documentation from our third party vendors and partners declaring that their ability to perform their obligations to us is not expected to be materially adversely affected by the Year 2000 problem. We have conducted in-house testing of third party systems where applicable. We have received responses from almost all material third parties, which we have analyzed accordingly. We also expect to continue to request updated information from those few material third parties who have not yet responded in order to assess their Year 2000 readiness. We have relied upon representations by vendors and third parties as to their Year 2000 readiness and have generally not performed independent verification of the statements unless requested by the third party or we believed it to be necessary. The Year 2000 readiness of other third parties which have not been identified as material have not been verified.

Costs to Address Year 2000 Compliance - Costs associated with Year 2000 compliance consist primarily of salaries of the Year 2000 Project Manager and other staff assigned to the Year 2000 working group, software used to assess our systems, and consulting and contractor fees. Additional costs are incurred in connection with replacing non-IT systems as necessary, polling of third-party readiness and testing. All remediation to our IT systems were made as part of scheduled upgrades and, therefore, have not been included in the costs of Year 2000 compliance. Costs associated with our Year 2000 program have been approximately $4.2 million to date and are expected to total less than $5 million.

Year 2000 Risks - Based on currently available information, we do not believe that there will be any protracted systemic failures of the IT or non-IT systems utilized by us in connection with the operation of our business. However, we are dependent on systems that are not under our control, which, even if assurances have been received, may not be accurate, and may, if they fail, have a material adverse effect on us. We believe that the most reasonably likely worst-case scenario will be a temporary interruption or reduction in trading volume capability due to a combination of interface breakdowns, utilities disruptions or communications degradations. If such an interruption or reduction occurs, it will result in a loss of revenues and, depending on the extent of such disruption, may cause us to lose accounts. We cannot estimate the magnitude of any such loss of revenue at this time, but it could be material.

Contingency Plans - We have developed a Year 2000 Continuity Plan ("the Plan") to prepare for and aid us in avoiding or minimizing risks associated with Year 2000 problems that may arise due to internal or external causes. A designated team developed the Plan by analyzing core business operations and identifying risks, technical and nontechnical, to these operations. Contingency plans have been developed for each case where a critical business function that may suffer a Year 2000 problem could affect a core business operation. In general, these plans provide for the use of manual processes and back-up market sources in order to execute securities trades. Other principal components of our contingency plan include the use of multiple transmission channels with several long distance telephone vendors and on-site diesel generators

Management's discussion and analysis
of financial condition and results of operations

if telephone service or electricity is interrupted. We have also organized a Crisis Action Center to centrally coordinate and direct necessary actions and act as the focal point for Year 2000 communications. The Year 2000 Continuity Plan is a dynamic plan and we expect to continue to modify it through the millennium change as we process and analyze new information we receive on a daily basis. We cannot give assurance, however, that any contingency plan utilized by us will prevent us from incurring service interruptions and other negative consequences in the event of Year 2000 problems either with our own IT and non-IT systems or with those of third parties having material business relations with us.

   All forecasts, estimates or other statements in this report relating to our Year 2000 readiness are based on information and assumptions about future events. Such forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual events to differ from such statements. Important factors upon which our Year 2000 forward-looking statements are based include, but are not limited to, (a) our belief that the upgraded software used in IT systems is already able to correctly read and interpret dates after December 31, 1999, and will require little or no remediation; (b) the ability to identify, repair or replace mission critical non-IT equipment in a timely manner; (c) third parties' remediation of their internal systems to be Year 2000 ready and their willingness to test their systems interfaces with ours; (d) no third party system failures causing material disruption of telecommunications, data transmission, payment networks, government services, utilities or other infrastructure; (e) no unexpected failures by third parties with which we have a material business relationship; and (f) no material undiscovered flaws in our Year 2000 inventory and assessment process.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates and market prices. We have established policies, procedures and internal processes governing our management of market risks in the normal course of our business operations.

   As a fundamental part of our brokerage business, we hold short-term interest-earning assets, mainly funds required to be segregated in compliance with federal regulations for customers. Such funds totaled $942,426,784 at September 24, 1999 and $503,455,354 at September 25, 1998. We invest such funds primarily in short-term fixed-rate U.S. Treasury Bills and repurchase agreements. Our interest-earning assets are financed by short-term interest-bearing liabilities totaling $2,057,345,904 at September 24, 1999 and $1,136,082,337 at September 25, 1998 in the form of customer cash balances. Additionally, at September 24, 1999 we had $200,000,000 outstanding in Convertible Subordinated Notes (see "Convertible Subordinated Notes") compared to $11,000,000 outstanding at September 25, 1998 under a bank note with a floating interest rate arrangement. We earn a net interest spread on the difference between amounts earned on customer margin loans and amounts paid on customer credit balances. Since we establish the rate paid on customer cash balances, a substantial portion of our interest rate risk is under our direct management. We generally move rates earned on loans in lockstep with rates paid on credit balances to maintain a consistent net interest spread, and, therefore, do not anticipate that changes in interest rates will have a material effect on our earnings and cash flows.

   We hold a marketable equity security at September 24, 1999, which is recorded at fair value of $229,313,150 ($139,436,161 net of tax) and has exposure to market price risk. The same security was recorded at fair value of $29,454,879 ($17,522,615 net of tax) at September 25, 1998. This risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in prices quoted by the stock exchanges and amounts to approximately $23 million at September 24, 1999. Actual results may differ.

   Our revenues and financial instruments are denominated in U.S. dollars and we generally do not invest in derivative financial instruments or derivative commodity instruments.

Independent auditors' report

To the Board of Directors and Stockholders of Ameritrade Holding Corporation and Subsidiaries
Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of Ameritrade Holding Corporation and its subsidiaries (collectively, the "Company") as of September 24, 1999 and September 25, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 24, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ameritrade Holding Corporation and its subsidiaries as of September 24, 1999 and September 25, 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 24, 1999, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Omaha, Nebraska
October 27, 1999

Consolidated balance sheets
as of Sept. 24, 1999 and Sept. 25, 1998

                                                                        1999                1998
                                                                -------------------------------------
ASSETS
Cash and cash equivalents                                        $      76,943,144    $    24,526,935
Cash and investments segregated in compliance
  with federal regulations                                             942,426,784        503,455,354
Receivable from brokers, dealers and clearing organizations             89,957,472         25,732,164
Receivable from customers and correspondents - net of allowance
  for doubtful accounts: 1999 - $2,916,120; 1998 - $1,039,788        1,526,801,390        647,121,854
Refundable income taxes                                                 15,947,412                 --
Furniture, equipment and leasehold improvements net of
  accumulated depreciation and amortization:
  1999 - $12,901,240; 1998 - $6,728,212                                 68,587,792         26,116,333
Goodwill - net of accumulated amortization                              12,820,759          5,983,761
Investments                                                            230,619,000         30,760,729
Other assets                                                            72,979,039         26,704,546
                                                                -------------------------------------
   Total assets                                                  $   3,037,082,792    $ 1,290,401,676
                                                                =====================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Payable to brokers, dealers and clearing organizations         $    384,960,381     $    11,765,785
  Payable to customers and correspondents                           2,057,345,904       1,136,082,337
  Accounts payable and accrued liabilities                             73,602,700          30,716,987
  Notes payable                                                       200,000,000          11,000,000
  Income taxes payable                                                         --           1,331,170
  Deferred income taxes                                               100,710,729          14,933,313
                                                                -------------------------------------
   Total liabilities                                                2,816,619,714       1,205,829,592
                                                                -------------------------------------
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock, $1 par value; authorized
   3,000,000 shares, none issued                                               --                  --
  Common stock, $0.01 par value:
   Class A - 270,000,000 shares authorized; 1999 - 158,103,480
     shares issued; 1998 - 157,841,076 shares issued                    1,581,035           1,578,411
   Class B - 18,000,000 shares authorized;
     16,372,800 shares issued and outstanding                             163,728             163,728
                                                                -------------------------------------
   Total common stock                                                   1,744,763           1,742,139
Additional paid-in capital                                             24,078,753          21,683,870
Retained earnings                                                      55,296,171          43,756,848
Treasury stock - Class A shares at cost (39,624 shares
  at Sept. 24, 1999; 56,652 shares at Sept. 25, 1998)                    (92,770)           (133,388)
Accumulated other comprehensive income                                139,436,161          17,522,615
                                                                -------------------------------------
   Total stockholders' equity                                         220,463,078          84,572,084
Total liabilities and stockholders' equity                       $  3,037,082,792     $ 1,290,401,676
                                                                =====================================

See notes to consolidated financial statements.

Consolidated statements of income
for the years ended Sept. 24, 1999, Sept. 25, 1998 and Sept. 26, 1997

                                                             1999            1998              1997
                                                     -----------------------------------------------
Revenues:
  Commissions and clearing fees                      $188,874,029      $85,644,433       $51,936,902
  Interest revenue                                    116,161,765       66,716,234        36,622,800
  Equity income from investments                               --        5,083,172         3,443,807
  Gain from sale of investment                                 --          794,634                --
  Other                                                10,212,784        5,955,534         3,663,685
                                                    ------------------------------------------------
Total revenues                                        315,248,578      164,194,007        95,667,194
  Interest expense                                     46,897,401       29,278,536        18,428,854
                                                    ------------------------------------------------
   Net revenues                                       268,351,177      134,915,471        77,238,340
Expenses excluding interest:
  Employee compensation and benefits                   74,353,330       36,082,707        19,290,808
  Commissions and clearance                             8,022,544        5,762,336         3,320,262
  Communications                                       18,591,359       12,926,154         5,623,468
  Occupancy and equipment costs                        21,382,300       10,621,551         5,422,839
  Advertising                                          59,716,704       43,613,779        13,970,834
  Professional services                                40,644,379       11,529,642         2,134,266
  Other                                                27,532,915       13,848,276         6,050,750
                                                    ------------------------------------------------
Total expenses excluding interest                     250,243,531      134,384,445        55,813,227
                                                    ------------------------------------------------
Income before provision for income taxes               18,107,646          531,026        21,425,113
Provision for income taxes                              6,568,323          320,588         7,602,964
                                                    ------------------------------------------------
Net income                                          $  11,539,323     $    210,438       $13,822,149
                                                    ================================================
Basic earnings per share                            $        0.07     $       0.00      $       0.08
Diluted earnings per share                          $        0.07     $       0.00      $       0.08
Weighted average shares outstanding - basic           174,341,920      174,187,965       165,226,668
Weighted average shares outstanding - diluted         175,744,647      174,443,597       165,233,442

See notes to consolidated financial statements.

Consolidated statements of stockholders' equity for the years ended Sept. 24, 1999, Sept. 25, 1998 and Sept. 26, 1997

                                                                                                                  Accumulated
                                                  Common Stock           Additional                                     Other
                                         -------------------------------    Paid-In      Retained    Treasury   Comprehensive
                             Total       Class A     Class B       Total    Capital      Earnings       Stock          Income
                        -----------------------------------------------------------------------------------------------------
Balance, Sept. 27, 1996 $    30,662,064  $1,373,931  $163,728  $1,537,659   $(599,856)  $29,724,261        $--           $--
  Net income                 13,822,149          --        --          --          --    13,822,149         --            --
  Issuance of 48,000
   shares from
   compensation plans            33,750         480        --         480      33,270            --         --            --
  Issuance of 20,400,000
   shares from initial
   public offering           22,471,131     204,000        --     204,000  22,267,131            --         --            --
                        -----------------------------------------------------------------------------------------------------
Balance, Sept. 26, 1997      66,989,094   1,578,411   163,728   1,742,139  21,700,545    43,546,410         --            --
  Net income                    210,438          --        --          --          --       210,438         --            --
  Net unrealized
   investment gain           17,522,615          --        --          --          --            --         --    17,522,615
                        ---------------
   Total comprehensive
     income                  17,733,053
                        ---------------
  Purchase of
   treasury stock              (286,375)        --         --         --          --             --   (286,375)           --
  Issuance of
   treasury stock               136,312         --         --         --     (16,675)            --    152,987            --
                        -----------------------------------------------------------------------------------------------------
Balance, Sept. 25, 1998      84,572,084  1,578,411    163,728  1,742,139  21,683,870     43,756,848   (133,388)   17,522,615
  Net income                 11,539,323         --         --         --          --     11,539,323         --            --
  Net unrealized
   investment gain          121,913,546         --         --         --          --             --         --   121,913,546
                        ---------------
   Total comprehensive
     income                 133,452,869
                        ---------------
  Issuance of
   treasury stock                66,048         --         --         --      25,430             --     40,618            --
  Options exercised             507,208      2,624         --      2,624     504,584             --         --            --
  Tax benefit of options
   exercised                  1,864,869         --         --         --   1,864,869             --         --            --
                        -----------------------------------------------------------------------------------------------------
Balance, Sept. 24, 1999    $220,463,078 $1,581,035   $163,728 $1,744,763 $24,078,753    $55,296,171   $(92,770) $139,436,161
                        -----------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated statements of cash flows
for the years ended Sept. 24, 1999, Sept. 25, 1998 and Sept. 26, 1997

                                                            1999            1998            1997
                                                  -----------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                            $ 11,539,323    $     210,438   $    13,822,149
  Adjustments to reconcile net income to
   net cash flows from operating activities:
  Depreciation and amortization                            6,390,322        2,999,017         1,693,487
  Provision for losses                                     2,155,000          815,000            59,000
  Deferred income taxes                                    7,832,691        3,769,643           405,064
  Equity income from investments                                  --      (5,083,172)       (3,443,807)
  Gain from sale of investment                                    --        (794,634)                --
  Amortization of goodwill                                   363,002          363,002           363,002
  Changes in operating assets and liabilities:
   Cash and investments segregated in
     compliance with federal regulations               (438,971,430)    (183,691,433)     (144,095,424)
   Receivable from brokers, dealers and
     clearing organizations                             (64,225,308)      (7,908,524)       (2,726,778)
   Receivable from customers and correspondents        (881,593,835)    (322,529,707)     (159,391,092)
   Other assets                                         (60,357,030)     (13,558,930)       (7,132,072)
   Payable to brokers, dealers and
     clearing organizations                              373,194,596       10,360,786           211,520
   Payable to customers and correspondents               921,263,567      469,802,897       309,336,470
   Accounts payable and accrued liabilities               42,132,706       11,464,056        12,031,923
   Income taxes payable                                  (1,331,170)      (2,099,109)         2,623,568
                                                  -----------------------------------------------------
     Net cash provided by (used in)
      operating activities                              (81,607,566)     (35,880,670)        23,757,010
                                                  -----------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of The R.J. Forbes Group, Inc.,
   net of cash and cash equivalents acquired             (6,917,076)               --                --
  Purchase of furniture, equipment and
   leasehold improvements                               (48,632,405)     (20,405,427)       (6,657,232)
  Purchase of investments                                         --      (1,652,740)         (659,613)
  Distributions received from investments                         --       12,264,993         3,663,231
  Proceeds from sale of investments                               --        5,828,395                --
                                                  -----------------------------------------------------
     Net cash used in investing activities              (55,549,481)      (3,964,779)       (3,653,614)
                                                  -----------------------------------------------------

                                                                1999            1998            1997
                                                  -----------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of Class A common stock                                --              --          33,750
  Proceeds from initial public offering,
   net of offering costs                                          --              --      22,471,131
  Proceeds from notes payable                            294,000,000      22,500,000              --
  Principal payments on notes payable                  (105,000,000)    (11,500,000)     (4,853,000)
  Proceeds from exercise of stock options                    507,208              --              --
  Purchase of treasury stock                                      --       (286,375)              --
  Issuance of treasury stock                                  66,048         136,312              --
                                                  -----------------------------------------------------
     Net cash provided by financing activities           189,573,256      10,849,937      17,651,881
                                                  -----------------------------------------------------
Net increase (decrease) in cash and cash
   equivalents                                            52,416,209    (28,995,512)      37,755,277
Cash and cash equivalents at beginning of year            24,526,935      53,522,447      15,767,170
                                                  -----------------------------------------------------
Cash and cash equivalents at end of year                $ 76,943,144     $24,526,935     $53,522,447
                                                  =====================================================
Supplemental cash flow information:
  Interest paid                                      $    43,743,875     $28,258,819     $17,623,539
  Income taxes paid (refunds received)                  $ 14,149,346  $  (1,418,800)  $    4,525,078
Noncash financing activities:
  Tax benefit on exercise of stock options              $  1,864,869      $       --      $       --

See notes to consolidated financial statements.

Notes to consolidated financial statements


1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The consolidated financial statements include the accounts of Ameritrade Holding Corporation and its wholly-owned subsidiaries (collectively, the "Company"), Advanced Clearing, Inc. ("Advanced Clearing"), Accutrade, Inc. ("Accutrade"), Ameritrade (Inc.) ("Ameritrade"), AmeriVest, Inc. ("AmeriVest"), K. Aufhauser and Company, Inc. ("Aufhauser"), The R.J. Forbes Group, Inc. ("R.J. Forbes") and OnMoney Financial Services Corporation ("OnMoney"). The Company operates as a single reportable business segment. All significant intercompany balances and transactions have been eliminated.

   On January 23, 1997, the Company effected an eight-for-five stock split in the form of a stock dividend. During fiscal 1998, the Company's Board of Directors declared a two-for-one common stock split, distributed August 1998 and effected in the form of a stock dividend. During fiscal 1999, the Company's Board of Directors declared a two-for-one common stock split, distributed February 1999 and effected in the form of a stock dividend and a three-for-one common stock split, distributed July 1999 and effected in the form of a stock dividend. All share data and per share amounts have been restated to reflect these transactions.

   The Company reports on a fifty-two/fifty-three week year. The fiscal years ended 1999, 1998, and 1997 were each fifty-two week years.

Nature of Operations - The Company provides discount securities brokerage services through its Ameritrade, Accutrade, and AmeriVest subsidiaries. The Company also provides trading execution and clearing services for its own broker-dealer operations and for unaffiliated broker-dealers through Advanced Clearing. OnMoney is a development-stage entity involved in online financial services. The Company's broker-dealer subsidiaries are subject to regulation by the Securities and Exchange Commission, the National Association of Securities Dealers, and the Chicago Stock Exchange, Inc. During fiscal 1999, the Company purchased R.J. Forbes and subsequently consolidated the R.J. Forbes brokerage operation with Accutrade.

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

Use of Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions - Securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after trade date. Revenues and expenses related to securities transactions, including revenues from execution agents, are also recorded on settlement date, which is not materially different than trade date.

Notes to consolidated financial statements


Depreciation and Amortization - Depreciation is provided on a straight-line basis using estimated useful service lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

   Goodwill is amortized on a straight-line basis generally over a twenty year period. Accumulated amortization at September 24, 1999 and September 25, 1998 was $1,606,028 and $1,243,026, respectively. The Company reviews its intangible assets and other long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of such asset may not be recoverable.

Income Taxes - The Company files a consolidated income tax return with its subsidiaries on a calendar year basis. Deferred income taxes are provided for temporary differences between financial statement and taxable income. The principal temporary differences arise from securities available-for-sale, depreciation, bad debts, prepaid expenses, and certain accrued liabilities. Deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Cash and Cash Equivalents - The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Segregated Cash and Investments - Cash and investments, consisting primarily of U.S. Treasury Bills and repurchase agreements, at Advanced Clearing of $942,426,784 and $503,455,354 as of September 24, 1999 and September 25, 1998,
respectively, have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Fair Value of Financial Instruments - The Company considers the amounts presented for financial instruments on the consolidated balance sheets to be reasonable estimates of fair value. The estimated fair value amounts have been determined by the Company using available market information and other valuation methodologies.

Investments - Investments in companies and partnerships are accounted for under the equity method when the Company has the ability to exercise significant influence over the investee's operating and financial policies. The cost method is used for investments that do not meet equity method criteria. The Company's investments in marketable equity securities are carried at fair value and are designated as available-for-sale. Unrealized gains and losses, net of deferred income taxes, are reflected as accumulated other comprehensive income. Realized gains and losses are determined on the specific identification method and are reflected in the statements of income.

Advertising - The Company generally expenses advertising costs as they are incurred.

Earnings Per Share - Basic earnings per share ("EPS") is computed by dividing net income by the weighted average common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Stock Based Compensation - As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation ("SFAS 123"), the Company accounts for its stock based compensation on the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). The Company provides pro forma disclosures of net income and earnings per share as required under SFAS 123.

Comprehensive Income - Comprehensive income for all periods presented consists of net income and unrealized gains on securities available-for-sale. These results are incorporated into the consolidated statements of stockholders' equity.

Notes to consolidated financial statements


Reclassifications - Certain items in prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements:

SFAS 133 - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities. This statement revises the accounting for the recognition and measurement of derivatives and hedging transactions and is effective for fiscal years beginning after June 15, 2000. Management has not determined the impact, if any, that adoption of the provisions of this statement would have on the Company's financial statements.

SOP 98-5 - The American Institute of Certified Public Accountants issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, in April 1998. The Statement of Position requires costs of start-up activities and organization costs to be expensed as incurred and is effective for fiscal years beginning after December 15, 1998. Management is currently evaluating the impact of this Statement of Position, and does not expect the impact of adoption to be material to the Company's financial position or results of operations.

2. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers and clearing organizations are comprised of the following:

                                                                        Sept. 24, 1999    Sept. 25, 1998
                                                                       ---------------------------------
Receivable:
  Securities borrowed                                                  $    81,763,429       $21,638,669
  Securities failed to deliver                                               8,082,421         4,069,740
  Clearing organizations                                                       111,622            23,755
                                                                       ---------------------------------
   Total                                                               $    89,957,472       $25,732,164
                                                                       =================================

Payable:
  Securities loaned                                                        371,214,321       $ 5,519,000
  Securities failed to receive                                               3,865,301         2,227,342
  Clearing organizations                                                     9,880,759         4,019,443
                                                                       ---------------------------------
   Total                                                                  $384,960,381       $11,765,785
                                                                       =================================


3. INVESTMENTS

Knight/Trimark Group, Inc. - Prior to July 8, 1998, the Company owned a 9.2 percent interest in Roundtable Partners L.L.C. ("Roundtable"), a company formed to hold equity interests in securities trading and market making companies. The Company had accounted for its investment in Roundtable under the equity method since its inception. On July 8, 1998, Roundtable was reorganized into a corporation known as Knight/Trimark Group, Inc. ("Knight/Trimark") coincident with an initial public offering of Knight/Trimark common stock. As a result of this reorganization, all of the Company's ownership interest in Roundtable was converted to common stock of Knight/Trimark. In fiscal 1998, the Company also received a cash distribution of $7,817,329 in connection with the reorganization. The cash distribution was a return of capital, therefore there was no gain or loss associated with the distribution. As a result of the reorganization of Knight/Trimark and subsequent initial public offering in 1998, the Company accounts for its investment in Knight/Trimark as a marketable equity security available-for-sale. As of September 24, 1999, the Company owned approximately 7.1 percent of the outstanding shares of common stock of Knight/Trimark. On September 24, 1999, the Company valued its investment in Knight/Trimark at $229,313,150.

Notes to consolidated financial statements



   The Company executes a portion of its securities transactions through subsidiaries of Knight/Trimark. Revenues related to such transactions totaled $8,198,753, $9,435,696, and $6,843,502 in fiscal 1999, fiscal 1998 and fiscal
1997, respectively. These amounts are included as commissions and clearing fees in the statements of income.

Comprehensive Software Systems, Ltd. ("CSS") - As of September 24, 1999, the Company owned approximately 7.2 percent of CSS, a joint venture formed for the purpose of developing software for securities broker-dealers, banks and other financial institutions. On June 3, 1998, the Company earned $794,634 on the sale of a portion of its limited partnership interest in CSS. As a result of the CSS sale, the Company's ownership interest in CSS decreased from 14.3 percent to 7.2 percent. Accordingly, the Company began accounting for its investment in CSS under the cost method as of that date, and will, therefore, no longer recognize income or loss based on the operations of CSS.

Adirondack Trading Partners, LLC ("Adirondack") - As of September 24, 1999, the Company owned a minority interest in Adirondack, a development-stage company formed to trade listed equity and index options. The Company accounts for its ownership in Adirondack under the cost method.

4. NOTES PAYABLE

The Company has entered into a revolving credit agreement with a bank group dated January 16, 1998, as amended on May 24, 1999. The revolving credit agreement permits borrowings up to $75.0 million through June 30, 2000, with permissible borrowings declining $3.125 million quarterly to $68.760 million at maturity on December 31, 2000. The revolving credit agreement is collateralized by the common stock of the Company's subsidiaries, as well as all of the Company's tangible and intangible assets. Borrowings under the revolving credit agreement bear interest at the prime rate less 0.75 percent (7.25 percent and 7.75 percent at September 24, 1999 and September 25, 1998, respectively). The Company pays a maintenance fee of 0.25 percent of the unused borrowings through the maturity date. At September 24, 1999, there was no outstanding amount under the revolving credit agreement. The Company had outstanding indebtedness under the revolving credit agreement of $11.0 million at September 25, 1998. The revolving credit agreement contains certain restrictions, including restrictions on the incurrence of dividends and additional borrowings, the maintenance of a minimum number of core accounts and a minimum net worth and a requirement to repay all outstanding indebtedness under the facility with the proceeds from some public offerings of common stock. In accordance with the restrictions, the Company repaid the then outstanding indebtedness under the facility with a portion of the proceeds of the sale of $200 million convertible subordinated notes.

   In August 1999, the Company issued $200 million of 5.75 percent convertible subordinated notes due August 1, 2004. The notes are convertible into 6,142,740 shares of Class A common stock. The holders of the notes may convert the notes into shares of Class A common stock at any time prior to the close of business on the maturity date of the notes, unless previously redeemed or repurchased, at a conversion rate of 30.7137 shares per $1,000 principal amount of notes (equivalent to an approximate conversion price of $32.56 per share), subject to adjustment in certain circumstances. Interest on the notes is payable on February 1 and August 1 of each year, commencing on February 1, 2000. The notes are not subject to redemption prior to August 6, 2002, and the Company may, at its option, redeem the notes on or after such date, in whole or in part, upon not less than 30 days nor more than 60 days prior notice to each holder.

Notes to consolidated financial statements




5. INCOME TAXES

Provision for income tax is comprised of the following for fiscal years ended:

                                                            1999              1998             1997
                                                    ------------------------------------------------
Current expense:
  Federal                                            $(1,264,368)     $(3,051,000)        $7,150,775
  State                                                        --        (398,055)            47,125
                                                    ------------------------------------------------
                                                      (1,264,368)      (3,449,055)         7,197,900
                                                    ------------------------------------------------

Deferred expense (benefit):
  Federal                                               8,062,629        3,383,013           344,066
  State                                                 (229,944)          386,630            60,998
                                                    ------------------------------------------------
                                                        7,832,691        3,769,643           405,064
                                                    ------------------------------------------------
Provision for income taxes                           $  6,568,323       $  320,588        $7,602,964
                                                    ================================================


A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before provision for income taxes follows:

                                                             1999             1998              1997
                                                    ------------------------------------------------
Federal statutory rate                                        35%              35%               35%
State taxes, net of federal tax effect                          3                3                 3
Amortization of goodwill                                        1               23                 1
State credits                                                 (4)                0                (4)
Other                                                           1              (1)                 0
                                                    ------------------------------------------------
                                                              36%              60%               35%
                                                    ================================================


Deferred tax assets (liabilities) are comprised of the following:

                                                                              1999              1998
                                                                    --------------------------------
Unrealized investment gain                                           $(89,147,709)     $(11,202,984)
Depreciation and amortization, net                                       (816,724)         (575,425)
Prepaid expenses                                                      (14,723,282)       (4,279,343)
Other deferred tax assets                                                1,163,278                --
State incentive credits and operating loss carryforwards                 5,934,098         1,624,965
Valuation allowance                                                    (4,872,395)       (1,624,965)
Accrued liabilities                                                      1,752,005         1,124,439
                                                                    --------------------------------
Net deferred tax assets (liabilities)                               $(100,710,729)     $(14,933,313)
                                                                    ================================


A valuation allowance has been provided against certain state incentive credit and net operating loss carryforwards because realization of these amounts is dependent on generating sufficient state taxable income in future periods. At the present time, realization of these amounts is not reasonably assured. At September 24, 1999, state incentive credit carryforwards total approximately $8.6 million and expire December 31, 2007. At September 24, 1999, state net operating loss carryforwards total approximately $12.6 million and expire in 2004.

6. NET CAPITAL

The Company's subsidiaries are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 of the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis.

Notes to consolidated financial statements



   The Company's broker-dealer subsidiaries had net capital, in the aggregate, of $104,049,963 and $40,062,733 as of September 24, 1999 and September 25,
1998, respectively, which exceeded aggregate minimum net capital requirements by $70,041,619 and $25,247,775, respectively. Subsidiary net capital in the amount of $34,008,344 and $14,814,958 as of September 24, 1999 and September 25, 1998, respectively, was not available for transfer to the Company.

7. STOCK OPTION AND INCENTIVE PLANS

The Company has two stock option plans, the Ameritrade Holding Corporation Long-Term Incentive Plan (the "Long-Term Incentive Plan") and the Directors Incentive Plan (the "Directors Plan"), both initiated in fiscal 1997.

   The Long-Term Incentive Plan authorizes the award of options to purchase Class A Common Stock, Class A Common Stock appreciation rights, shares of Class A Common Stock and performance units. The Long-Term Incentive Plan reserves 9,600,000 shares of the Company's Class A Common Stock for issuance to eligible employees. The Directors Plan authorizes the award of options to purchase Class A Common Stock and shares of Class A Common Stock. The Directors Plan reserves 960,000 shares of the Company's Class A Common Stock for issuance to non-employee directors. Options are generally granted at not less than the fair market value at grant date, vest over a one to four year period, and expire ten years after the grant date.

   A summary of the status of the Company's outstanding stock options as of and for the years ended September 24, 1999, September 25, 1998 and September 26, 1997 is presented below:

                                      1999                     1998                     1997
                             ----------------------     --------------------     --------------------
                                          Weighted-                Weighted-                Weighted-
                                            Average                  Average                  Average
                               Number of   Exercise     Number of   Exercise     Number of   Exercise
                                 Options      Price       Options      Price       Options      Price
                             ------------------------------------------------------------------------
Outstanding at beginning
  of year                      1,777,200     $ 2.09       96,000       $1.25            --         --
   Granted                       655,800     $22.86    1,681,200       $2.14        96,000      $1.25
   Exercised                   (262,410)  $  (1.93)           --          --            --         --
                             ------------------------------------------------------------------------
Outstanding at end of year     2,170,590     $ 8.39    1,777,200       $2.09        96,000      $1.25
Exercisable at end of year       394,008     $ 2.06       96,000       $1.25            --         --
Available for future grant
  at end of year               8,127,000               8,782,800                10,464,000
Weighted-average fair value
  of options granted during
  the year                                   $18.62                    $1.23                    $1.12


The following table summarizes information about the stock options outstanding at September 24, 1999:

                                     Options Outstanding                      Options Exercisable
                          ------------------------------------------       -------------------------
                                              Weighted-
                                                Average    Weighted-                       Weighted-
                                              Remaining      Average                         Average
                           Number of        Contractual     Exercise       Number of        Exercise
Range of Exercise Prices     Options    Life (in years)        Price         Options           Price
----------------------------------------------------------------------------------------------------
$ 1.00 - $ 5.00            1,514,790              8.13        $ 2.12         394,008           $2.06
$ 5.01 - $10.00                   --                --            --              --              --
$10.01 - $15.00               60,000              9.46        $14.83              --              --
$15.01 - $20.00              331,500              9.44        $16.14              --              --
$20.01 - $25.00               75,000              9.86        $24.00              --              --
$25.01 - $30.00                   --                --            --              --              --
$30.01 - $35.00                   --                --            --              --              --
$35.01 - $40.00              189,300              9.72        $36.73              --              --
----------------------------------------------------------------------------------------------------
                           2,170,590              8.43     $    8.39         394,008           $2.06

Notes to consolidated financial statements


   There were no Stock Appreciation Rights or performance units outstanding as of September 24, 1999, or during the three years then ended.

   As discussed in Note 1, the Company has elected to follow APB 25 and related Interpretations in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

   Pro forma information regarding the net income and earnings per share is required by SFAS 123. This information is required as if the Company had accounted for its stock-based awards to employees under the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1999, 1998 and 1997, respectively: risk-free interest rate of 6.00 percent, 5.95 percent and 6.37 percent; dividend yield of zero for all years; expected volatility of 111 percent for fiscal 1999 and 50 percent for fiscal 1998 and fiscal 1997; and an expected option life of five years, eight years and eight years, respectively. The weighted-average fair value of options granted was $18.62 in fiscal 1999, $1.23 in fiscal 1998 and $1.12 in fiscal 1997. Pro forma net income (loss) and earnings per share are as follows:

                                                                   1999           1998             1997
                                                          ---------------------------------------------
Net income (loss)                       As reported         $ 11,539,323       $210,438     $13,822,149
                                        Pro forma              8,782,282      (562,703)      13,787,640
                                                          ---------------------------------------------
Basic earnings per share                As reported         $       0.07    $      0.00    $       0.08
                                        Pro forma           $       0.05    $    (0.00)    $       0.08
Diluted earnings per share              As reported         $       0.07    $      0.00    $       0.08
                                        Pro forma           $       0.05    $    (0.00)    $       0.08

8. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) and profit-sharing plan under which the annual and matching contributions are determined at the discretion of the Board of Directors. Profit-sharing expense was $256,206, $779,657 and $595,222 for the fiscal years ended 1999, 1998 and 1997, respectively. No 401(k) matching contributions were made during the fiscal years ended 1999, 1998 and 1997.

   The Company has an executive bonus plan that was designed to allow designated executive participants the opportunity to earn bonus awards with current and deferred components. The value of each component is based on the annual increase (if any) in the book value per share of the common stock. Executive bonus plan expense was $284,219, $960,000 and $2,170,000 for the fiscal years ended 1999, 1998 and 1997, respectively.

9. EARNINGS PER SHARE

Reconciliation between the weighted average shares outstanding used in the basic and diluted earnings per share ("EPS") computation is presented below.

                                                                  1999               1998              1997
                                                           ------------------------------------------------
Net income                                                 $11,539,323           $210,438       $13,822,149
                                                           ------------------------------------------------

Weighted average shares outstanding - basic                174,341,920        174,187,965       165,226,668
Effect of dilutive securities:
  Assumed exercise of stock options                          1,402,727            255,632             6,774
                                                           ------------------------------------------------
Weighted average shares outstanding - diluted              175,744,647        174,443,597       165,233,442
                                                           ================================================
Basic earnings per share                                   $      0.07        $      0.00      $       0.08
Diluted earnings per share                                 $      0.07        $      0.00      $       0.08

The Subordinated Convertible Notes are not included in the EPS calculation above because the effect would be anti-dilutive.

Notes to consolidated financial statements



10. COMMITMENTS AND CONTINGENCIES

Lease Commitments - The Company and its subsidiaries have various non-cancelable operating leases on facilities and certain computer and office equipment requiring annual payments as follows:

Fiscal Year Ending                                                                            Amount
----------------------------------------------------------------------------------------------------
2000                                                                                    $ 19,563,932
2001                                                                                      16,958,359
2002                                                                                      12,226,020
2003                                                                                       6,225,564
2004                                                                                       5,914,773
Thereafter (to December 31, 2017)                                                         50,497,475
----------------------------------------------------------------------------------------------------
Total                                                                                   $111,386,123

Prior to and including a portion of fiscal 1999, the Company and certain of its subsidiaries leased one of their office facilities from the Chairman and Co-Chief Executive Officer of the Company. During fiscal 1999, the facility was sold to an unrelated third party. Additionally, the Company and its subsidiaries lease certain computer equipment, office equipment, and office facilities under various operating leases. Rental expense was $11,197,022, $6,225,232 and $3,155,550 for fiscal years ended 1999, 1998 and 1997, respectively.

Letter of Credit - A letter of credit in the amount of $100 million and $44 million as of September 24, 1999 and September 25, 1998, respectively, has been issued by a financial institution on behalf of Advanced Clearing, a wholly-owned subsidiary of the Company which acts as a securities clearing firm. The letter of credit has been issued to support margin requirements. Advanced Clearing pays a maintenance fee of 0.5 percent of the committed amount for the letter of credit. As of September 24, 1999 and September 25, 1998, no amounts were outstanding under the letter of credit. In addition, the same financial institution may make loans to Advanced Clearing if requested under a note. Advanced Clearing has pledged customer securities, the amount of which fluctuates from time to time, to secure its obligations under the letter of credit and the note.

Legal - On September 16, 1998, a putative class action complaint was filed in the District Court, Douglas County, Nebraska, regarding the Company's alleged inability to handle the volume of subscribers to its Internet brokerage services. After initial proceedings and discovery, the complaint was amended and, on September 10, 1999, a second amended complaint was filed. The amended complaint seeks injunctive relief enjoining alleged deceptive, fraudulent and misleading practices, equitable relief compelling the Company to increase capacity, and unspecified compensatory damages. The Company believes that it has viable defenses to the allegations raised in the amended complaint and intends to assert them vigorously. However, because this proceeding is still at a preliminary phase and the amount of damages sought has not been quantified, the Company is not presently able to predict the ultimate outcome of this matter.

   The Company and its operating units are parties to a number of other legal matters arising in the ordinary course of its business. In management's opinion, the Company has adequate legal defenses respecting each of these actions and does not believe that any such matters, either individually or in the aggregate, will materially affect the Company's results of operations or its financial position.

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

Notes to consolidated financial statements


   Advanced Clearing's customer securities activities are transacted on either a cash or margin basis. In margin transactions, Advanced Clearing extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, Advanced Clearing executes and clears customer transactions involving the sale of securities not yet purchased (short sales). Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, Advanced Clearing may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

   Advanced Clearing seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Advanced Clearing monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

   Advanced Clearing records customer transactions on a settlement date basis, which is generally three business days after trade date. The risk of loss on unsettled transactions is identical to that of settled transactions and relates to customers and other counterparties ability to fulfill their contractual obligations.

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

Employment Agreements - The Company has entered into employment agreements with several of its key executive officers. These employment agreements provide for annual base salary compensation, stock option acceleration and severance payments in the event of termination of employment under certain defined circumstances or changes in the Company's control. Salaries are subject to adjustments according to the Company's financial performance and other factors.

11. ACQUISITION

On August 6, 1999, the Company acquired The R.J. Forbes Group, Inc. for cash of approximately $7,300,000. The transaction was accounted for as a purchase with the resulting goodwill of approximately $7,200,000 being amortized over 20 years. The following unaudited pro forma financial information sets forth the results of operations of Ameritrade Holding Corporation as if the acquisition of The R.J. Forbes Group, Inc. had occurred on September 27, 1996.

                                                                         Fiscal Year Ended
                                            ---------------------------------------------------------------------------
                                             Sept. 24, 1999                       Sept. 25, 1998         Sept. 26, 1997
                                            ---------------------------------------------------------------------------
Total revenues                                  $328,617,706                            $168,337,869        $56,626,170
Net income (loss)                               $ 16,885,520                            $   (138,344)       $13,187,209
Basic earnings per share                        $       0.09                            $      (0.00)       $      0.08
                                            ---------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED)

in thousands, except per share and stock price data all per share numbers have been split-adjusted

                                                        For the Fiscal Year Ended Sept. 24, 1999
                                             ---------------------------------------------------------
                                                  First          Second         Third         Fourth
                                                 Quarter        Quarter       Quarter        Quarter
                                             ---------------------------------------------------------
Revenues                                        $  61,977        $73,920       $90,140     $  89,213
Interest expense                                    9,860         10,258        12,046        14,735
                                             ---------------------------------------------------------
  Net revenues                                     52,117         63,662        78,094        74,478
Total expenses excluding interest                  46,225         51,032        64,204        88,782
                                             ---------------------------------------------------------
Income (loss) before provision for
  income taxes                                      5,892         12,630        13,890       (14,304)
Net income (loss)                               $   3,742        $ 8,078       $ 8,917     $  (9,198)
                                             =========================================================
Basic earnings (loss) per share                 $    0.02        $  0.05       $  0.05     $   (0.05)
Diluted earnings (loss) per share               $    0.02        $  0.05       $  0.05     $   (0.05)
Stock price data
  High                                          $    6.13        $ 21.43       $ 57.75     $   41.25
  Low                                           $    2.20        $  5.34       $ 20.58     $   16.13

                                                      For the Fiscal Year Ended Sept. 25, 1998
                                             ---------------------------------------------------------
                                                  First          Second         Third         Fourth
                                                 Quarter        Quarter       Quarter        Quarter
                                             ---------------------------------------------------------
Revenues                                         $ 31,365        $36,762        $47,926      $48,141
Interest expense                                    5,689          6,684          8,320        8,586
                                             ---------------------------------------------------------
  Net revenues                                     25,676         30,078         39,606       39,555
Total expenses excluding interest                  43,171         30,394         30,346       30,473
                                             ---------------------------------------------------------
Income (loss) before provision for
  income taxes                                    (17,495)          (316)         9,260        9,082
Net income (loss)                                $(11,249)       $  (271)       $ 5,940      $ 5,790
                                             =========================================================
Basic earnings (loss) per share                  $  (0.06)       $ (0.00)       $  0.03      $  0.03
Diluted earnings (loss) per share                $  (0.06)       $ (0.00)       $  0.03      $  0.03
Stock price data
  High                                           $   3.15        $  2.51        $  2.73      $  3.81
  Low                                            $   1.80        $  1.90        $  2.06      $  2.25